  Exhibit 99.11

Ind AS Consolidated

INDEPENDENT AUDITOR’S REPORT

TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Report on the Audit of Interim Consolidated Financial Statements

Opinion

We have audited the accompanying interim consolidated financial statements of Infosys Limited (“the Company”) and its subsidiaries (the Company and its subsidiaries together referred to as “the Group”), which comprise the Consolidated Balance Sheet as at June 30, 2018, the Consolidated Statement of Profit and Loss (including Other Comprehensive Income),the Consolidated Statement of Changes in Equity and the Consolidated Statement of Cash Flows for the three months period ended on that date, and a summary of the significant accounting policies and other explanatory information (hereinafter referred to as “the interim consolidated financial statements”).

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid interim consolidated financial statements give a true and fair view in conformity with Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) and other accounting principles generally accepted in India, of the consolidated state of affairs of the Group as at June 30, 2018, the consolidated profit, consolidated total comprehensive income, consolidated changes in equity and its consolidated cash flows for the three months period ended on that date.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (SAs) specified under section 143(10) of the Companies Act, 2013. Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Interim Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India, and we have fulfilled our other ethical responsibilities in accordance with the provisions of the Companies Act, 2013. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the interim consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

KEY AUDIT MATTER	RESPONSE TO KEY AUDIT MATTER

Accuracy of recognition, measurement, presentation and disclosures of revenues and other related balances in view of adoption of Ind AS 115 “Revenue from Contracts with Customers” (new revenue accounting standard)

The application of the new revenue accounting standard involves certain key judgements relating to identification of distinct performance obligations, determination of transaction price of the identified performance obligations, the appropriateness of the basis used to measure revenue recognized over a period. Additionally, new revenue accounting standard contains disclosures which involves collation of information in respect of disaggregated revenue and periods over which the remaining performance obligations will be satisfied subsequent to the balance sheet date.

Refer Notes 1.5a and 2.16 to the Interim Consolidated Financial Statements.

Principal Audit Procedures

We assessed the Group’s process to identify the impact of adoption of the new revenue accounting standard.

Our audit approach consisted testing of the design and operating effectiveness of the internal controls and substantive testing as follows:

•        Evaluated the design of internal controls relating to implementation of the new revenue accounting standard.

•        Selected a sample of continuing and new contracts, and tested the operating effectiveness of the internal control, relating to identification of the distinct performance obligations and determination of transaction price. We carried out a combination of procedures involving enquiry and observation, reperformance and inspection of evidence in respect of operation of these controls.

•        Tested the relevant information technology systems’ access and change management controls relating to contracts and related information used in recording and disclosing revenue in accordance with the new revenue accounting standard.

•        Selected a sample of continuing and new contracts and performed the following procedures:

•     Read, analysed and identified the distinct performance obligations in these contracts.

•     Compared these performance obligations with that identified and recorded by the Group.

•     Considered the terms of the contracts to determine the transaction price including any variable consideration to verify the transaction price used to compute revenue and to test the basis of estimation of the variable consideration.

•     Samples in respect of revenue recorded for time and material contracts were tested using a combination of approved time sheets including customer acceptances, subsequent invoicing and historical trend of collections and disputes.

•     In respect of samples relating to fixed price contracts, progress towards satisfaction of performance obligation used to compute recorded revenue was verified with actual and estimated efforts from the time recording and budgeting systems. We also tested the access and change management controls relating to these systems.

•        Sample of revenues disaggregated by type and service offerings was tested with the performance obligations specified in the underlying contracts.

•        Performed analytical procedures for reasonableness of revenues disclosed by type and service offerings.

•        We reviewed the collation of information and the logic of the report generated from the budgeting system used to prepare the disclosure relating to the periods over which the remaining performance obligations will be satisfied subsequent to the balance sheet date.

Conclusion

Our procedures did not identify any material exceptions.

KEY AUDIT MATTER	RESPONSE TO KEY AUDIT MATTER

Accuracy of revenues and onerous obligations in respect of fixed price contracts involves critical estimates

Estimated effort is a critical estimate to determine revenues and liability for onerous obligations. This estimate has a high inherent uncertainty as it requires consideration of progress of the contract, efforts incurred till date, efforts required to complete the remaining contract performance obligations.

Refer Notes 1.5a and 2.16 to the Interim Consolidated Financial Statements.

Principal Audit Procedures

Our audit approach was a combination of test of internal controls and substantive procedures which included the following:

•        Evaluated the design of internal controls relating to recording of efforts incurred and estimation of efforts required to complete the performance obligations.

•        Tested the access and application controls pertaining to time recording, allocation and budgeting systems which prevents unauthorised changes to recording of efforts incurred.

•        Selected a sample of contracts and tested the operating effectiveness of the internal controls relating to efforts incurred and estimated through inspection of evidence of performance of these controls.

•        Selected a sample of contracts and performed a retrospective review of efforts incurred with estimated efforts to identify significant variations and verify whether those variations have been considered in estimating the remaining efforts to complete the contract.

•        Reviewed a sample of contracts with unbilled revenues to identify possible delays in achieving milestones, which require change in estimated efforts to complete the remaining performance obligations.

•        Performed analytical procedures and test of details for reasonableness of incurred and estimated efforts.

Conclusion

Our procedures did not identify any material exceptions.

Evaluation of uncertain tax positions

The Group has material uncertain tax positions including matters under dispute which involves significant judgment to determine the possible outcome of these disputes.

Refer Notes 1.5b and 2.22 to the Interim Consolidated Financial Statements.

Principal Audit Procedures

We performed the following substantive procedures:

•        Obtained details of completed tax assessments and demands for the quarter ended June 30, 2018 from management. We involved our internal experts to challenge the management’s underlying assumptions in estimating the tax provision and the possible outcome of the disputes. Our internal experts also considered legal precedence and other rulings in evaluating management’s position on these uncertain tax positions. Additionally, we considered the effect of new information in respect of uncertain tax positions as at April 1, 2018 to evaluate whether any change was required to management’s position on these uncertainties.

Conclusion

We agree with management’s evaluation.

KEY AUDIT MATTER	RESPONSE TO KEY AUDIT MATTER

Reasonableness of carrying amount of assets held for sale

Assets held for sale carried at fair value have been estimated using significant unobservable inputs including non-binding offers from and negotiations held with prospective buyers as a result of which fair value is sensitive to changes in input assumptions.

Refer Notes 1.5f and 2.1.2 to the Interim Consolidated Financial Statements.

Principal Audit Procedures

Our audit procedures consisted of challenging management’s assumptions relating to business projections and expectation of outcome of negotiations with prospective buyers. We have also considered the valuation performed by an external valuer.

Conclusion

The assumptions and inputs have been appropriately considered in estimating the fair value.

Responsibilities of the Management and Those Charged with Governance for the Interim Consolidated Financial Statements

The Company’s Board of Directors is responsible for the preparation and presentation of these interim consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance, consolidated total comprehensive income, consolidated changes in equity and consolidated cash flows of the Group in accordance with Ind AS 34 prescribed under Section 133 of the Companies Act, 2013 (“the Act”), read with relevant rules issued thereunder and other accounting principles generally accepted in India. The respective Board of Directors of the companies included in the Group are responsible for maintenance of the adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the interim consolidated financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the interim consolidated financial statements by the Board of Directors of the Company, as aforesaid.

In preparing the interim consolidated financial statements, the respective Board of Directors of the companies included in the Group are responsible for assessing the ability of the Group to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the companies included in the Group are also responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for the Audit of the Interim Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the interim consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these interim consolidated financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the interim consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on whether the Company has in place an adequate internal financial controls system over financial reporting and the operating effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the interim consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the interim consolidated financial statements, including the disclosures, and whether the interim consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the interim consolidated financial statements. We are responsible for the direction, supervision and performance of the audit of the financial statements of such entities included in the interim consolidated financial statements.

Materiality is the magnitude of misstatements in the interim consolidated financial statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the financial statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the financial statements.

Based on our professional judgment, we determined materiality for the financial statements as a whole at Rs. 250 crores. The basis for determining materiality was 5% of profits before tax. Profits before tax was used as a benchmark for materiality because it is one of the main measures used by users of financial statements to monitor the performance of the Group.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the interim consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

For Deloitte Haskins & Sells LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

Bengaluru, July 13, 2018	P. R. RAMESH (Membership No. 70928)

INFOSYS LIMITED AND SUBSIDIARIES

Consolidated Financial Statements under Indian Accounting Standards (Ind AS) for the three months ended June 30, 2018

Index

Consolidated Balance Sheet

Consolidated Statement of Profit and Loss

Consolidated Statement of changes in Equity

Consolidated Statement of Cash Flows

Overview and notes to the consolidated financial statements

1. Overview

1.1 Company overview

1.2 Basis of preparation of financial statements

1.3 Basis of consolidation

1.4 Use of estimates and judgements

1.5 Critical accounting estimates

2. Notes to the consolidated financial statements

2.1 Business combinations and disposal group held for sale

2.2 Property, plant and equipment

2.3 Goodwill and other intangible assets

2.4 Investments

2.5 Loans

2.6 Other financial assets

2.7 Trade receivables

2.8 Cash and cash equivalents

2.9 Other assets

2.10 Financial instruments

2.11 Equity

2.12 Other financial liabilities

2.13 Other liabilities

2.14 Provisions

2.15 Income taxes

2.16 Revenue from operations

2.17 Other income, net

2.18 Expenses

2.19 Leases

2.20 Employee benefits

2.21 Reconciliation of basic and diluted shares used in computing earnings per share

2.22 Contingent liabilities and commitments

2.23 Related party transactions

2.24 Segment reporting

2.25 Function wise classification of Consolidated Statement Of Profit and Loss

INFOSYS LIMITED AND SUBSIDIARIES

(In crore )

Consolidated Balance Sheet as at	Note No.	June 30, 2018	March 31, 2018
ASSETS
Non-current assets
Property, plant and equipment	2.2	10,148	10,116
Capital work-in-progress		1,625	1,606
Goodwill	2.3.1 and 2.1	2,394	2,211
Other intangible assets	2.3.2	370	247
Investment in associate	2.23	–	–
Financial assets:
Investments	2.4	5,623	5,756
Loans	2.5	28	36
Other financial assets	2.6	253	284
Deferred tax assets (net)	2.15	1,300	1,282
Income tax assets (net)	2.15	6,056	6,070
Other non-current assets	2.9	1,826	2,265
Total non-current assets		29,623	29,873
Current assets
Financial assets:
Investments	2.4	6,876	6,407
Trade receivables	2.7	13,699	13,142
Cash and cash equivalents	2.8	16,506	19,818
Loans	2.5	247	239
Other financial assets	2.6	4,156	6,684
Other current assets	2.9	5,129	1,667
		46,613	47,957
Assets held for sale	2.1	1,867	2,060
Total current assets		48,480	50,017
Total assets		78,103	79,890
EQUITY AND LIABILITIES
Equity
Equity share capital	2.11	1,088	1,088
Other equity		59,597	63,835
Total equity attributable to equity holders of the Company		60,685	64,923
Non-controlling interests		1	1
Total equity		60,686	64,924
Liabilities
Non-current liabilities
Financial Liabilities
Other financial liabilities	2.12	128	61
Deferred tax liabilities (net)	2.15	505	541
Other non-current liabilities	2.13	250	259
Total non-current liabilities		883	861
Current liabilities
Financial Liabilities
Trade payables		798	694
Other financial liabilities	2.12	7,718	6,946
Other current liabilities	2.13	5,118	3,606
Provisions	2.14	523	492
Income tax liabilities (net)	2.15	2,032	2,043
		16,189	13,781
Liabilities directly associated with assets held for sale	2.1	345	324
Total current liabilities		16,534	14,105
Total equity and liabilities		78,103	79,890

The accompanying notes form an integral part of the interim consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm's Registration Number:
117366W/W-100018

P. R. Ramesh Partner	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Membership No. 70928

Bengaluru July 13, 2018	D. Sundaram Director	M. D. Ranganath Chief Financial Officer	A. G. S. Manikantha Company Secretary

INFOSYS LIMITED AND SUBSIDIARIES

(in crore, except equity share and per equity share data)

Consolidated Statement of Profit and Loss for the	Note No	Three months ended June 30,
	.	2018	2017
Revenue from operations	2.16	19,128	17,078
Other income, net	2.1 and 2.17	726	814
Total income		19,854	17,892
Expenses
Employee benefit expenses	2.18	10,462	9,366
Cost of technical sub-contractors		1,291	1,061
Travel expenses		603	527
Cost of software packages and others	2.18	545	440
Communication expenses		122	125
Consultancy and professional charges		305	246
Depreciation and amortisation expenses	2.2 and 2.3.2	436	450
Other expenses	2.18	827	752
Reduction in the fair value of Disposal Group held for sale	2.1	270	–
Total expenses		14,861	12,967
Profit before non-controlling interests/share in net profit/(loss) of associate		4,993	4,925
Share in net profit/(loss) of associate, including impairment	2.23	–	(71)
Profit before tax		4,993	4,854
Tax expense:
Current tax	2.15	1,450	1,499
Deferred tax	2.15	(69)	(128)
Profit for the period		3,612	3,483
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net	2.20 and 2.15	1	(3)
Equity instruments through other comprehensive income, net	2.4 and 2.15	4	–
		5	(3)
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net	2.10 and 2.15	9	(66)
Exchange differences on translation of foreign operations		87	107
Fair value changes on investments, net	2.4 and 2.15	(45)	27
		51	68
Total other comprehensive income/ (loss), net of tax		56	65
Total comprehensive income for the period		3,668	3,548
Profit attributable to:
Owners of the Company		3,612	3,483
Non-controlling interests		–	–
		3,612	3,483
Total comprehensive income attributable to:
Owners of the Company		3,668	3,548
Non-controlling interests		–	–
		3,668	3,548
Earnings per Equity share
Equity shares of par value 5/- each
Basic ()		16.62	15.24
Diluted ()		16.60	15.23
Weighted average equity shares used in computing earnings per equity share	2.21
Basic		217,33,28,621	228,56,57,604
Diluted		217,53,55,178	228,70,58,148

The accompanying notes form an integral part of the interim consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm's Registration Number:
117366W/W-100018

P. R. Ramesh Partner	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Membership No. 70928

Bengaluru July 13, 2018	D. Sundaram Director	M. D. Ranganath Chief Financial Officer	A. G. S. Manikantha Company Secretary

INFOSYS LIMITED AND SUBSIDIARIES

Consolidated Statement of Changes in Equity

(In crore )

Particulars	Equity Share capital (1)	OTHER EQUITY												Total equity attributable to equity holders of the Company
		RESERVES & SURPLUS								Other comprehensive income
		Securities Premium reserve	Retained earnings	Capital reserve	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (2)	Other reserves(3)	Capital redemption reserve	Equity instruments through other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of Cash Flow Hedges	Other items of other comprehensive income / (loss)
Balance as at April 1, 2017	1,144	2,216	52,882	54	12,135	120	–	5	–	(5)	458	39	(66)	68,982
Changes in equity for the three months ended June 30, 2017
Profit for the period	–	–	3,483	–	–	–	–	–	–	–	–	–	–	3,483
Remeasurement of the net defined benefit liability/asset* (refer note no. 2.20.1 and 2.15)	–	–	–	–	–	–	–	–	–	–	–	–	(3)	(3)
Equity instruments through other comprehensive income* (refer to note no.2.4)	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Fair value changes on derivatives designated as cash flow hedge*(refer note no. 2.10)	–	–	–	–	–	–	–	–	–	–	–	(66)	–	(66)
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	–	–	–	107	–	–	107
Fair value changes on investments, net* (refer to note no.2.4)	–	–	–	–	–	–	–	–	–	–	–	–	27	27
Total Comprehensive income for the period	–	–	3,483	–	–	–	–	–	–	–	107	(66)	24	3,548
Exercise of stock options (refer note no. 2.11)	–	2	–	–	–	(2)	–	–	–	–	–	–	–	–
Dividends (including dividend distribution tax)	–	–	(4,061)	–	–	–	–	–	–	–	–	–	–	(4,061)
Transfer to general reserve	–	–	(1,382)	–	1,382	–	–	–	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	(483)	–	–	–	483	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	154	–	–	–	(154)	–	–	–	–	–	–	–
Share based payments to employees (refer note no. 2.11)	–	–	–	–	–	45	–	–	–	–	–	–	–	45
Balance as at June 30, 2017	1,144	2,218	50,593	54	13,517	163	329	5	–	(5)	565	(27)	(42)	68,514

Consolidated Statement of Changes in Equity (contd.)

(In crore)

Particulars	Equity Share capital (1)	OTHER EQUITY												Total equity attributable to equity holders of the Company
		RESERVES & SURPLUS								Other comprehensive income
		Securities Premium reserve	Retained earnings	Capital reserve	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (2)	Other reserves(3)	Capital redemption reserve	Equity instruments through Other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of Cash Flow Hedges	Other items of other comprehensive income / (loss)
Balance as at April 1, 2018	1,088	36	58,477	54	2,725	130	1,583	5	56	2	779	–	(12)	64,923
Changes in equity for the three months ended June 30, 2018
Profit for the period	–	–	3,612	–	–	–	–	–	–	–	–	–	–	3,612
Remeasurement of the net defined benefit liability/asset* (refer note no. 2.20.1 and 2.15)	–	–	–	–	–	–	–	–	–	–	–	–	1	1
Equity instruments through other comprehensive income* (refer to note no.2.4)	–	–	–	–	–	–	–	–	–	4	–	–	–	4
Fair value changes on derivatives designated as cash flow hedge* (refer note no. 2.10)	–	–	–	–	–	–	–	–	–	–	–	9	–	9
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	–	–	–	87	–	–	87
Fair value changes on investments, net* (refer to note no.2.4)	–	–	–	–	–	–	–	–	–	–	–	–	(45)	(45)
Total Comprehensive income for the period	–	–	3,612	–	–	–	–	–	–	4	87	9	(44)	3,668
Share based payments to employees (refer to note no. 2.11)	–	–	–	–	–	43	–	–	–	–	–	–	–	43
Dividends (including dividend distribution tax)	–	–	(7,949)	–	–	–	–	–	–	–	–	–	–	(7,949)
Transfer to general reserve	–	–	(1,615)	–	1,615	–	–	–	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	(553)	–	–	–	553	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	216	–	–	–	(216)	–	–	–	–	–	–	–
Balance as at June 30, 2018	1,088	36	52,188	54	4,340	173	1,920	5	56	6	866	9	(56)	60,685

* Net of tax

(1)	Net of treasury shares

(2)	The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act,1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in the terms of the Sec 10AA(2) of the Income Tax Act, 1961.

(3)

Under the Swiss Code of Obligation, few subsidiaries of Infosys Lodestone are required to appropriate a certain percentage of the annual profit to legal reserve which may be used only to cover losses or for measures designed to sustain the Company through difficult times, to prevent unemployment or to mitigate its consequences.

The accompanying notes form an integral part of the interim consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm's Registration Number:
117366W/W-100018

P. R. Ramesh Partner	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Membership No. 70928

Bengaluru July 13, 2018	D. Sundaram Director	M. D. Ranganath Chief Financial Officer	A. G. S. Manikantha Company Secretary

INFOSYS LIMITED AND SUBSIDIARIES

Consolidated Statement of Cash Flows

Accounting policy

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated. The company considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

(In crore)

Particulars	Note No.	Three months ended June 30,
		2018	2017
Cash flow from operating activities
Profit for the period		3,612	3,483
Adjustments to reconcile net profit to net cash provided by operating activities:
Income tax expense	2.15	1,381	1,371
Depreciation and amortization	2.2 and 2.3.2	436	450
Interest and dividend income		(549)	(631)
Impairment loss recognized / (reversed) under expected credit loss model		69	(4)
Exchange differences on translation of assets and liabilities		62	(3)
Reduction in the fair value of Disposal Group held for sale	2.1	270	–
Share in net profit/(loss) of associate, including impairment		–	71
Stock compensation expense	2.11	44	46
Other adjustments		(56)	(52)
Changes in assets and liabilities
Trade receivables and unbilled revenue		(984)	(459)
Loans, other financial assets and other assets		(106)	103
Trade payables		96	(107)
Other financial liabilities, other liabilities and provisions		1,049	964
Cash generated from operations		5,324	5,232
Income taxes paid		(1,428)	(1,205)
Net cash generated by operating activities		3,896	4,027
Cash flows from investing activities
Expenditure on property, plant and equipment		(537)	(553)
Loans to employees		–	23
Deposits placed with corporation		22	(9)
Interest and dividend received		556	210
Payment towards acquisition of business, net of cash acquired		(206)	–
Payment of contingent consideration for acquisition of business		–	(33)
Payments to acquire Investments
Preference and equity securities		(10)	(13)
Tax free bonds and government bonds		(17)	(1)
Liquid mutual fund units and fixed maturity plan securities		(23,922)	(16,472)
Non convertible debentures		–	–
Certificates of deposit		–	(281)
Commercial paper		–	–
Others		(5)	(9)
Proceeds on sale of Investments
Tax free bonds and government bonds		1	4
Non-convertible debentures		302	–
Certificates of deposit		800	150
Liquid mutual fund units and fixed maturity plan securities		22,499	16,774
Preference and equity securities		–	–
Net cash from/(used) in investing activities		(517)	(210)
Cash flows from financing activities:
Payment of dividends		(6,629)	(3,363)
Net cash used in financing activities		(6,629)	(3,363)
Net increase / (decrease) in cash and cash equivalents		(3,250)	454
Cash and cash equivalents at the beginning of the period	2.8	19,871	22,625
Effect of exchange rate changes on cash and cash equivalents		(41)	38
Cash and cash equivalents at the end of the period	2.8	16,580	23,117
Supplementary information:
Restricted cash balance	2.8	433	601

The accompanying notes form an integral part of the interim consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm's Registration Number:
117366W/W-100018

P. R. Ramesh Partner	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Membership No. 70928

Bengaluru July 13, 2018	D. Sundaram Director	M. D. Ranganath Chief Financial Officer	A. G. S. Manikantha Company Secretary

INFOSYS LIMITED AND SUBSIDIARIES

Notes to the interim consolidated financial statements

1. Overview

1.1 Company overview

Infosys Limited ('the Company' or Infosys) is a leading provider of consulting, technology, outsourcing and next-generation digital services, enabling clients to execute strategies for their digital transformation. Infosys strategic objective is to build a sustainable organization that remains relevant to the agenda of clients, while creating growth opportunities for employees and generating profitable returns for investors. Infosys strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future.

Infosys together with its subsidiaries and controlled trusts is herein after referred to as 'the Group'.

The company is a public limited company incorporated and domiciled in India and has its registered office at Bengaluru, Karnataka, India. The company has its primary listings on the BSE Ltd. and National Stock Exchange in India. The company’s American Depositary Shares (ADS) representing equity shares are listed on the New York Stock Exchange (NYSE).

Further, the company's ADS were also listed on the Euronext London and Euronext Paris. On July 5, 2018, the company voluntarily delisted its ADS from the said exchanges due to low average daily trading volume of its ADS on these exchanges.

The Group's interim consolidated financial statements are approved for issue by the Company's Board of Directors on July 13, 2018.

1.2 Basis of preparation of financial statements

These interim consolidated financial statements are prepared in accordance with Indian Accounting Standards (Ind AS), under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values, the provisions of the Companies Act, 2013 ('the Act') (to the extent notified) and guidelines issued by the Securities and Exchange Board of India (SEBI). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules issued thereafter.

Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. The interim consolidated financial statements comprise the financial statements of the Company, its controlled trusts and its subsidiaries, as disclosed in Note no. 2.23. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group Companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the Company, are excluded.

1.4 Use of estimates and judgements

The preparation of the financial statements in conformity with Ind AS requires the management to make estimates, judgements and assumptions. These estimates, judgements and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgements and the use of assumptions in these financial statements have been disclosed in Note no. 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

1.5 Critical accounting estimates

a. Revenue recognition

The group uses the percentage-of-completion method in accounting for its fixed-price contracts. Use of the percentage-of-completion method requires the group to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity.

Further, the company uses significant judgements while determining the transaction price allocated to performance obligations using the expected cost plus margin approach.

Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

b. Income taxes

The Company's two major tax jurisdictions are India and the U.S., though the Company also files tax returns in other overseas jurisdictions. Significant judgements are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions. Also refer to Note no. 2.15 and 2.22

In assessing the realizability of deferred income tax assets, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

c. Business combinations and intangible assets

Business combinations are accounted for using Ind AS 103, Business Combinations. Ind AS 103 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets. These valuations are conducted by independent valuation experts (Refer to Note no 2.1 and 2.3).

d. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Group's assets are determined by management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology (Refer to Note no 2.2).

e. Impairment of Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (CGUs) is less than its carrying amount based on a number of factors including operating results, business plans, future cash flows and economic conditions. The recoverable amount of CGUs is determined based on higher of value-in-use and fair value less cost to sell. The goodwill impairment test is performed at the level of the CGU or groups of cash-generating units which are benefiting from the synergies of the acquisition and which represents the lowest level at which goodwill is monitored for internal management purposes.

Market related information and estimates are used to determine the recoverable amount. Key assumptions on which management has based its determination of recoverable amount include estimated long term growth rates, weighted average cost of capital and estimated operating margins. Cash flow projections take into account past experience and represent management’s best estimate about future developments (Refer to Note no 2.3).

f. Non-current assets and Disposal Group held for sale

Assets and liabilities of Disposal Groups held for sale are measured at the lower of carrying amount and fair value less costs to sell. The determination of fair value less costs to sell includes use of management estimates and assumptions. The fair value of the Disposal Groups have been estimated using valuation techniques (including income and market approach) which includes unobservable inputs (Refer to Note no 2.1).

2.1 BUSINESS COMBINATIONS AND DISPOSAL GROUP HELD FOR SALE

2.1.1 Business combinations

Accounting policy

Business combinations have been accounted for using the acquisition method under the provisions of Ind AS 103, Business Combinations.

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition.

Business combinations between entities under common control is accounted for at carrying value.

Transaction costs that the Group incurs in connection with a business combination such as finder’s fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

Brilliant Basics Holdings Limited.

On September 8, 2017, Infosys acquired 100% of the voting interests in Brilliant Basics Holdings Limited., UK, (Brilliant Basics) a product design and customer experience innovator with experience in executing global programs. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of 29 crore, a contingent consideration of up to 20 crore and an additional consideration of upto 13 crore, referred to as retention bonus, payable to the employees of Brilliant Basics at each anniversary year over the next two years, subject to their continuous employment with the group at each anniversary.

The payment of contingent consideration to sellers of Brilliant Basics is dependent upon the achievement of certain financial targets by Brilliant Basics over a period of 3 years ending on March 2020.

The fair value of contingent consideration is determined by discounting the estimated amount payable to the sellers of Brilliant Basics on achievement of certain financial targets. The key inputs used in determination of the fair value of contingent consideration are the discount rate of 10% and the probabilities of achievement of the financial targets.

The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill.

The purchase price has been allocated based on the management’s estimates and independent appraisal of fair values as follows:

(In crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(*)	1	–	1
Intangible assets - customer relationships	–	12	12
Deferred tax liabilities on intangible assets	–	(2)	(2)
	1	10	11
Goodwill			35
Total purchase price			46

*Includes cash and cash equivalents acquired of 2 crore

The goodwill is not tax deductible.

The gross amount of trade receivables acquired and its fair value is 3 crore and the amount has been largely recovered.

The fair value of each major class of consideration as at the acquisition date is as follows:

(In crore)

Component	Consideration settled
Cash paid	29
Fair value of contingent consideration	17
Total purchase price	46

The transaction costs of 2 crore related to the acquisition have been included under administrative expenses in the statement of profit and loss for the year ended March 31, 2018.

Wongdoody Holding Company Inc

On May 22, 2018, Infosys acquired 100% of the voting interests in WongDoody Holding Company Inc., (WongDoody) an US-based, full-service creative and consumer insights agency. The business acquisition was conducted by entering into a share purchase agreement for a total consideration of up to $75 million (approximately 514 crore on acquisition date), which includes a cash consideration of $38 million (approximately 261 crore), contingent consideration of up to $28 million(approximately 192 crore on acquisition date) and an additional consideration of up to $9 million (approximately 61 crore on acquisition date), referred to as retention bonus, payable to the employees of WongDoody over the next three years, subject to their continuous employment with the group.

WongDoody, brings to Infosys the creative talent and marketing and brand engagement expertise. Further the acquisition is expected to strengthen Infosys’ creative, branding and customer experience capabilities to bring innovative thinking, talent and creativity to clients.

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

(in crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(*)	37	–	37
Intangible assets - customer relationships	–	132	132
Intangible assets - trade name	–	8	8
	37	140	177
Goodwill			173
Total purchase price			350

* Includes cash and cash equivalents acquired of 51 crore.

Goodwill is tax deductible

The fair value of each major class of consideration as of the acquisition date is as follows:

(in crore)

Component	Consideration settled
Cash consideration	261
Fair value of contingent consideration	89
Total purchase price	350

The gross amount of trade receivables acquired and its fair value is 12 crore and the amounts are substantially collected.

The payment of contingent consideration to sellers of WondDoody is dependent upon the achievement of certain financial targets by WongDoody. At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the discount rate of 16% and the probabilities of achievement of the financial targets. The undiscounted value of contingent consideration as of June 30, 2018 is 119 crore ($17 million).

The transaction costs of 3 crore related to the acquisition have been included under administrative expenses in the statement of profit and loss for the three months ended June 30, 2018.

2.1.2. Disposal group held for sale

Accounting policy

Non current assets and Disposal Groups are classified as held for sale if their carrying amount is intended to be recovered principally through sale rather than through continuing use. The condition for classification of held for sale is met when the non current asset or the Disposal Group is available for immediate sale and the same is highly probable of being completed within one year from the date of classification as held for sale. Non current assets and Disposal Groups held for sale are measured at the lower of carrying amount and fair value less cost to sell.

"In the quarter ended March 2018, on conclusion of a strategic review of the portfolio businesses, the Company had initiated identification and evaluation of potential buyers for its subsidiaries, Kallidus and Skava (together referred to as ""Skava”) and Panaya (collectively referred to as the “Disposal Group”). The Company anticipates completion of the sale by March 2019. On reclassification, assets and liabilities in respect of the Disposal Group had been reclassified as “held for sale"" and measured at the lower of carrying amount and fair value less cost to sell. Consequently, a reduction in the fair value of Disposal Group held for sale amounting to 118 crore in respect of Panaya had been recognized in the Consolidated Profit and Loss for the year ended March 31, 2018.

During the three months ended June 30, 2018, on remeasurement, including consideration of progress in negotiations on offers from prospective buyers for Panaya, the Company has recorded a reduction in the fair value of Disposal Group held for sale amounting to 270 crore in respect of Panaya.

As of June 30, 2018 assets amounting to 1,867 crore and liabilities amounting to 345 crore in respect of the Disposal Group have been classified as “held for sale"".

The Disposal Group does not constitute a separate major component of the Company and therefore has not been classified as discontinued operations."

2.2 PROPERTY, PLANT AND EQUIPMENT

Accounting policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by management. The Group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Buildings (1)	22-25 years
Plant and machinery (1)	5 years
Office equipment	5 years
Computer equipment (1)	3-5 years
Furniture and fixtures (1)	5 years
Vehicles(1)	5 years
Leasehold improvements	Over lease term

(1)	Based on technical evaluation, the management believes that the useful lives as given above best represent the period over which management expects to use these assets. Hence, the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013.

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end.

Advances paid towards the acquisition of property, plant and equipment outstanding at each Balance Sheet date is classified as capital advances under other non-current assets and the cost of assets not ready to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in the Consolidated Statement of Profit and Loss when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in the Consolidated Statement of Profit and Loss.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Consolidated Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Consolidated Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

The changes in the carrying value of property, plant and equipment for the three months ended June 30, 2018 are as follows:

(In crore)

Particulars	Land- Freehold	Land- Leasehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2018	1,229	673	8,130	2,306	1,002	4,884	1,393	531	31	20,179
Additions	67	–	89	22	12	232	29	9	2	462
Additions - Business Combination	–	–	–	–	2	1	2	2	–	7
Deletions	–	(21)	–	(1)	(5)	(13)	(5)	(2)	–	(47)
Translation difference	–	–	1	–	–	(2)	(2)	1	–	(2)
Gross carrying value as at June 30, 2018	1,296	652	8,220	2,327	1,011	5,102	1,417	541	33	20,599
Accumulated depreciation as at April 1, 2018	–	(31)	(2,719)	(1,597)	(719)	(3,632)	(1,017)	(330)	(18)	(10,063)
Depreciation	–	(1)	(75)	(73)	(31)	(174)	(43)	(19)	(1)	(417)
Accumulated depreciation on deletions	–	–	–	1	5	13	5	1	–	25
Translation difference	–	–	–	–	–	2	2	–	–	4
Accumulated depreciation as at June 30, 2018	–	(32)	(2,794)	(1,669)	(745)	(3,791)	(1,053)	(348)	(19)	(10,451)
Carrying value as at June 30, 2018	1,296	620	5,426	658	266	1,311	364	193	14	10,148
Carrying value as at April 1, 2018	1,229	642	5,411	709	283	1,252	376	201	13	10,116

The changes in the carrying value of property, plant and equipment for the three months ended June 30, 2017 were as follows:

(In crore)

Particulars	Land- Freehold	Land- Leasehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2017	1,095	671	7,279	2,048	922	4,540	1,277	469	31	18,332
Additions	–	–	52	31	24	159	24	19	1	310
Deletions	–	–	–	(1)	(1)	(31)	(1)	(1)	(2)	(37)
Translation difference	–	–	10	1	1	5	1	4	–	22
Gross carrying value as of June 30, 2017	1,095	671	7,341	2,079	946	4,673	1,301	491	30	18,627
Accumulated depreciation as at April 1, 2017	–	(27)	(2,440)	(1,337)	(599)	(3,053)	(869)	(239)	(17)	(8,581)
Depreciation	–	(1)	(67)	(66)	(33)	(169)	(40)	(24)	(1)	(401)
Accumulated depreciation on deletions	–	–	–	–	1	31	1	1	1	35
Translation difference	–	–	–	–	(1)	(4)	(1)	(3)	–	(9)
Accumulated depreciation as of June 30, 2017	–	(28)	(2,507)	(1,403)	(632)	(3,195)	(909)	(265)	(17)	(8,956)
Carrying value as of June 30, 2017	1,095	643	4,834	676	314	1,478	392	226	13	9,671
Carrying value as of April 1, 2017	1,095	644	4,839	711	323	1,487	408	230	14	9,751

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2018 were as follows:

(In crore)

Particulars	Land- Freehold	Land- Leasehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2017	1,095	671	7,279	2,048	922	4,540	1,277	469	31	18,332
Additions	134	2	789	264	86	471	130	74	5	1,955
Deletions	–	–	(1)	(8)	(8)	(109)	(10)	(12)	(5)	(153)
Reclassified as assets held for sale (refer note no 2.1.2)	–	–	–	(1)	(2)	(40)	(8)	(17)	–	(68)
Translation difference	–	–	63	3	4	22	4	17	–	113
Gross carrying value as at March 31, 2018	1,229	673	8,130	2,306	1,002	4,884	1,393	531	31	20,179
Accumulated depreciation as at April 1, 2017	–	(27)	(2,440)	(1,337)	(599)	(3,053)	(869)	(239)	(17)	(8,581)
Depreciation	–	(4)	(276)	(266)	(125)	(693)	(160)	(105)	(5)	(1,634)
Accumulated depreciation on deletions	–	–	–	7	6	107	9	11	4	144
Reclassified as assets held for sale (refer note no 2.1.2)	–	–	–	1	1	25	5	15	–	47
Translation difference	–	–	(3)	(2)	(2)	(18)	(2)	(12)	–	(39)
Accumulated depreciation as at March 31, 2018	–	(31)	(2,719)	(1,597)	(719)	(3,632)	(1,017)	(330)	(18)	(10,063)
Carrying value as at March 31, 2018	1,229	642	5,411	709	283	1,252	376	201	13	10,116
Carrying value as at April 1, 2017	1,095	644	4,839	711	323	1,487	408	230	14	9,751

Notes:	(1)	Buildings include 250/- being the value of 5 shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.

Gross carrying value of lease hold land represents amounts paid under certain lease-cum-sale agreements to acquire land including agreements where the Company has an option to purchase or renew the properties on expiry of the lease period.

The aggregate depreciation has been included under depreciation and amortisation expense in the consolidated Statement of Profit and Loss.

2.3 GOODWILL AND OTHER INTANGIBLE ASSETS

2.3.1 Goodwill

Accounting policy

Goodwill represents the cost of business acquisition in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the cost of business acquisition, the bargain purchase excess is recognized after reassessing the fair value of net assets acquired in the capital reserve. Goodwill is measured at cost less accumulated impairment losses.

Impairment

Goodwill is tested for impairment on an annual basis and whenever there is an indication that goodwill may be impaired, relying on a number of factors including operating results, business plans and future cash flows. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the Group's cash generating units (CGU) or groups of CGU’s expected to benefit from the synergies arising from the business combination. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU.

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognized in net profit in the Consolidated Statement of Profit and Loss and is not reversed in the subsequent period.

A summary of changes in the carrying amount of goodwill is as follows:

(In crore)

Particulars	As at
	June 30, 2018	March 31, 2018
Carrying value at the beginning	2,211	3,652
Goodwill on Brilliant Basics acquisition (refer note no. 2.1)	–	35
Goodwill on WongDoody acquisition (refer note no. 2.1)	173	–
Goodwill reclassified under assets held for sale (refer note no 2.1.2)	–	(1,609)
Translation differences	10	133
Carrying value at the end	2,394	2,211

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the CGU or groups of CGUs, which benefit from the synergies of the acquisition. The chief operating decision maker reviews the goodwill for any impairment at the operating segment level, which is represented through groups of CGUs.

2.3.2 Other intangible assets

Accounting policy

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances). Amortization methods and useful lives are reviewed periodically including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use.

Impairment

Intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Consolidated Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Consolidated Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization) had no impairment loss been recognized for the asset in prior years. 4

The changes in the carrying value of acquired intangible assets for the three months ended June 30, 2018 are as follows:

(In crore)

Particulars	Customer related	Software related	Sub-contracting rights related	Intellectual property rights related	Land use- rights related	Brand or Trademark Related	Others	Total
Gross carrying value as at April 1, 2018	445	19	–	–	73	26	27	590
Additions through business combination (refer note no 2.1)	132	–	–	–	–	8	–	140
Deletions / retirals during the period	–	–	–	–	–	–	–	–
Translation differences	6	1	–	–	–	–	–	7
Gross carrying value as at June 30, 2018	583	20	–	–	73	34	27	737
Accumulated amortization as at April 1, 2018	(289)	(19)	–	–	(10)	(12)	(13)	(343)
Amortization expense	(16)	–	–	–	–	(2)	(1)	(19)
Deletions / retirals during the period	–	–	–	–	–	–	–	–
Translation differences	(4)	(1)	–	–	–	–	–	(5)
Accumulated amortization as at June 30, 2018	(309)	(20)	–	–	(10)	(14)	(14)	(367)
Carrying value as at April 1, 2018	156	–	–	–	63	14	14	247
Carrying value as at June 30, 2018	274	–	–	–	63	20	13	370
Estimated Useful Life (in years)	1–10	–	–	–	50	5–6	5
Estimated Remaining Useful Life (in years)	0–5	–	–	–	43	2–6	2

The changes in the carrying value of acquired intangible assets for the three months ended June 30, 2017 were as follows:

In crore

Particulars	Customer related	Software related	Sub-contracting rights related	Intellectual property rights related	Land use- rights related	Brand or Trademark Related	Others	Total
Gross carrying value as of April 1, 2017	750	405	21	1	66	90	62	1,395
Additions during the period	–	–	–	–	–	–	–	–
Deletions during the period	–	–	–	–	–	–	–	–
Translation difference	7	(1)	–	–	1	–	–	7
Gross carrying value as of June 30, 2017	757	404	21	1	67	90	62	1,402
Accumulated amortization as of April 1, 2017	(382)	(121)	(21)	(1)	(7)	(49)	(38)	(619)
Amortization expense	(22)	(20)	–	–	–	(3)	(4)	(49)
Deletion during the period	–	–	–	–	–	–	–	–
Translation differences	(3)	1	–	–	–	(2)	–	(4)
Accumulated amortization as of June 30, 2017	(407)	(140)	(21)	(1)	(7)	(54)	(42)	(672)
Carrying value as of April 1, 2017	368	284	–	–	59	41	24	776
Carrying value as of June 30, 2017	350	264	–	–	60	36	20	730
Estimated Useful Life (in years)	3–10	5–8	–	–	50	3–10	3–5
Estimated Remaining Useful Life (in years)	1–6	3–6	–	–	44	1–8	1–3

The changes in the carrying value of acquired intangible assets for the year ended March 31, 2018 were as follows:

(In crore)

Particulars	Customer related	Software related	Sub-contracting rights related	Intellectual property rights related	Land use- rights related	Brand or Trademark Related	Others	Total
Gross carrying value as at April 1, 2017	750	405	21	1	66	90	62	1,395
Additions through business combination (refer note no 2.1)	12	–	–	–	–	–	–	12
Deletions / retirals during the period	(172)	–	(21)	–	–	(29)	(35)	(257)
Reclassified under assets held for sale (refer note no 2.1.2)	(157)	(388)	–	(1)	–	(37)	–	(583)
Translation differences	12	2	–	–	7	2	–	23
Gross carrying value as at March 31, 2018	445	19	–	–	73	26	27	590
Accumulated amortization as at April 1, 2017	(382)	(121)	(21)	(1)	(7)	(49)	(38)	(619)
Amortization expense	(127)	(79)	–	–	(1)	(12)	(10)	(229)
Deletions / retirals during the period	172	–	21	–	–	29	35	257
Reclassified under assets held for sale (refer note no 2.1.2)	56	182	–	1	–	21	–	260
Translation differences	(8)	(1)	–	–	(2)	(1)	–	(12)
Accumulated amortization as at March 31, 2018	(289)	(19)	–	–	(10)	(12)	(13)	(343)
Carrying value as at April 1, 2017	368	284	–	–	59	41	24	776
Carrying value as at March 31, 2018	156	–	–	–	63	14	14	247
Estimated Useful Life (in years)	2–10	–	–	–	50	5	5
Estimated Remaining Useful Life (in years)	1–5	–	–	–	43	3	3

The amortization expense has been included under depreciation and amortization expense in the consolidated Statement of Profit and Loss.

Research and Development Expenditure

Research and development expense recognized in net profit in the consolidated Statement of Profit and Loss for the three months ended June 30, 2018 and June 30, 2017 was 187 crore and 198 crore respectively.

2.4 INVESTMENTS

(In crore)

Particulars	As at
	June 30, 2018	March 31, 2018
Non-current
Unquoted
Investments carried at fair value through other comprehensive income (refer note no. 2.4.1)
Preference securities	132	116
Equity instruments	22	22
	154	138
Investments carried at fair value through profit or loss (refer note no. 2.4.1)
Convertible promissory note	11	12
Others	66	66
	77	78
Quoted
Investments carried at amortized cost (refer note no. 2.4.2)
Tax free bonds	1,895	1,896
	1,895	1,896
Investments carried at fair value through profit or loss (refer note no. 2.4.3)
Fixed maturity plan securities	431	429
	431	429
Investments carried at fair value through other comprehensive income (refer note no. 2.4.4)
Non convertible debentures	3,066	3,215
	3,066	3,215
Total non-current investments	5,623	5,756
Current
Unquoted
Investments carried at fair value through profit or loss (refer note no. 2.4.3)
Liquid mutual fund units	1,535	81
	1,535	81
Investments carried at fair value through other comprehensive income
Commercial Paper (refer note no. 2.4.4)	299	293
Certificates of deposit (refer note no. 2.4.4)	4,539	5,269
	4,838	5,562
Quoted
Investment carried at amortized cost (refer note no.2.4.2)
Government Bonds	17	1
	17	1
Investments carried at fair value through other comprehensive income (refer note no. 2.4.4)
Non-convertible debentures	486	763
	486	763
Total current investments	6,876	6,407
Total investments	12,499	12,163
Aggregate amount of quoted investments	5,895	6,304
Market value of quoted investments (including interest accrued)	6,170	6,568
Aggregate amount of unquoted investments	6,604	5,859
Aggregate amount of impairment made for non-current unquoted investments (including investment in associate)	–	89
Investments carried at amortized cost	1,912	1,897
Investments carried at fair value through other comprehensive income	8,544	9,678
Investments carried at fair value through profit or loss	2,043	588

Uncalled capital commitments outstanding as at June 30, 2018 and March 31, 2018 was 67 crore and 81 crore, respectively.

Refer to Note no 2.10 for Accounting policies on Financial Instruments.

Details of amounts recorded in Other comprehensive income:

(In crore)

	Three months ended June 30, 2018			Three months ended June 30, 2017
	Gross	Tax	Net	Gross	Tax	Net
Net Gain/(loss) on
Non-convertible debentures	(36)	4	(32)	30	(2)	28
Certificates of deposit	(20)	7	(13)	(1)	–	(1)
Equity and preference securities	5	(1)	4	–	–	–

Method of fair valuation:

(In crore)

Class of investment	Method	Fair value as at
		June 30, 2018	March 31, 2018
Liquid mutual fund units	Quoted price	1,535	81
Fixed maturity plan securities	Market observable inputs	431	429
Tax free bonds and government bonds	Quoted price and market observable inputs	2,144	2,151
Non-convertible debentures	Quoted price and market observable inputs	3,552	3,978
Commercial Papers	Market observable inputs	299	293
Certificate of deposits	Market observable inputs	4,539	5,269
Unquoted equity and preference securities	Discounted cash flows method, Market multiples method, Option pricing model, etc.	154	138
Unquoted convertible promissory note	Discounted cash flows method, Market multiples method, Option pricing model, etc.	11	12
Others	Discounted cash flows method, Market multiples method, Option pricing model, etc.	66	66

Note: Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.4.1 Details of investments

The details of investments in preference securities, equity instruments and others as at June 30, 2018 and March 31, 2018 are as follows:

(In crore, except otherwise stated)

Particulars	As at
	June 30, 2018	March 31, 2018
Preference securities
Airviz Inc.	6	6
2,82,279 (2,82,279) Series A Preferred Stock, fully paid up, par value USD 0.001 each
Whoop Inc	21	20
16,48,352 (16,48,352) Series B Preferred Stock, fully paid up, par value USD 0.0001 each
CloudEndure Ltd.	28	26
25,59,290 (25,59,290) Series B Preferred Shares, fully paid up, par value ILS 0.01 each
Nivetti Systems Private Limited	10	10
2,28,501 (2,28,501) Preferred Stock, fully paid up, par value 1/- each
Waterline Data Science, Inc	35	23
39,33,910 (39,33,910) Series B Preferred Shares, fully paid up, par value USD 0.00001 each
13,35,707 (Nil) Series C Preferred Shares, fully paid up, par value USD 0.00001 each
Trifacta Inc.	22	21
11,80,358 (11,80,358) Series C-1 Preferred Stock
Ideaforge
5,402 (5,402) Series A compulsorily convertible cumulative Preference shares of 10 each, fully paid up	10	10
Total investment in preference securities	132	116
Equity Instruments
Merasport Technologies Private Limited	–	–
2,420 (2,420) equity shares at 8,052 each, fully paid up, par value 10/- each
Global Innovation and Technology Alliance	1	1
15,000 (15,000) equity shares at 1,000 each, fully paid up, par value 1,000/- each
Unsilo A/S	21	21
69,894 (69,894) Equity Shares, fully paid up, par value DKK 1 each
Ideaforge
100 (100) equity shares at 10/-, fully paid up	–	–
Total investment in equity instruments	22	22
Others
Stellaris Venture Partners India	7	7
Vertex Ventures US Fund L.L.P	59	59
Total investment in others	66	66
Convertible promissory note
Tidalscale	11	12
Total investment in convertible promissory note	11	12
Total	231	216

2.4.2 Details of investments in tax free bonds and government bonds

The balances held in tax free bonds as at June 30, 2018 and March 31, 2018 are as follows:

(In crore, except as otherwise stated)

Particulars	Face Value	As at June 30, 2018		As at March 31, 2018
		Units	Amount	Units	Amount
7.04% Indian Railway Finance Corporation Limited Bonds 03MAR2026	10,00,000/–	470	50	470	50
7.16% Power Finance Corporation Limited Bonds 17JUL2025	10,00,000/–	1,000	106	1,000	106
7.18% Indian Railway Finance Corporation Limited Bonds 19FEB2023	1,000/–	20,00,000	201	20,00,000	201
7.28% Indian Railway Finance Corporation Limited Bonds 21DEC2030	1,000/–	4,22,800	42	4,22,800	42
7.28% National Highways Authority of India Limited Bonds 18SEP2030	10,00,000/–	3,300	343	3,300	343
7.34% Indian Railway Finance Corporation Limited Bonds 19FEB2028	1,000/–	21,00,000	211	21,00,000	211
7.35% National Highways Authority of India Limited Bonds 11JAN2031	1,000/–	5,71,396	57	5,71,396	57
7.93% Rural Electrification Corporation Limited Bonds 27MAR2022	1,000/–	2,00,000	20	2,00,000	21
8.00% Indian Railway Finance Corporation Limited Bonds 23FEB2022	1,000/–	1,50,000	15	1,50,000	15
8.10% Indian Railway Finance Corporation Limited Bonds 23FEB2027	1,000/–	5,00,000	52	5,00,000	52
8.20% Power Finance Corporation Limited Bonds 01FEB2022	1,000/–	5,00,000	50	5,00,000	50
8.26% India Infrastructure Finance Company Limited Bonds 23AUG2028	10,00,000/–	1,000	100	1,000	100
8.30% National Highways Authority of India Limited 'Bonds 25JAN2027	1,000/–	5,00,000	53	5,00,000	53
8.35% National Highways Authority of India Limited Bonds 22NOV2023	10,00,000/–	1,500	150	1,500	150
8.46% India Infrastructure Finance Company Limited Bonds 30AUG2028	10,00,000/–	2,000	200	2,000	200
8.46% Power Finance Corporation Limited Bonds 30AUG2028	10,00,000/–	1,500	150	1,500	150
8.48% India Infrastructure Finance Company Limited Bonds 05SEP2028	10,00,000/–	450	45	450	45
8.54% Power Finance Corporation Limited Bonds 16NOV2028	1,000/–	5,00,000	50	5,00,000	50
Total investments in tax-free bonds			1,895		1,896

The balances held in government bonds as at June 30, 2018 and March 31, 2018 are as follows:

(In crore, except as otherwise stated)

Particulars	Face Value PHP	As at June 30, 2018		As at March 31, 2018
		Units	Amount	Units	Amount
Treasury Notes Phillippines Govt. 29MAY2019	100	45,000	6	–	–
Treasury Notes PIBL1217E082 MAT DATE 09 May 2018	100	–	–	1,00,000	1
Treasury Notes Phillippines Govt. 17APRIL2019	100	95,000	11	–	–
Total investments in government bonds			17		1

2.4.3 Details of investments in liquid mutual fund units and fixed maturity plan securities

The balances held in liquid mutual fund units as at June 30, 2018 and March 31, 2018 are as follows:

(In crore, except as otherwise stated)

Particulars	As at June 30, 2018		As at March 31, 2018
	Units	Amount	Units	Amount
Aditya Birla Sun liquid fund - Growth-Direct Plan	1,30,21,104	305	16,31,554	45
HDFC Liquid Fund- Direc Plan- Growth Option	8,90,226	310	–	–
ICICI Prudential Liquid- Direct Plan- Growth	1,08,96,241	285	13,65,687	36
Kotak Low Duration Fund- Direct Plan- Growth (Ultra Short Term)	9,07,213	325	–	–
Reliance Liquid Fund Direct Plan- Growth Option	7,18,689	310	–	–
Total investments in liquid mutual fund units		1,535		81

The balances held in fixed maturity plan securities as at June 30, 2018 and March 31, 2018 are as follows:

(In crore, except as otherwise stated)

Particulars	As at June 30, 2018		As at March 31, 2018
	Units	Amount	Units	Amount
Aditya Birla Sun Life Fixed Term Plan- Series OD 1145 Days- GR Direct	6,00,00,000	65	6,00,00,000	65
Aditya Birla Sun Life Fixed Term Plan- Series OE 1153 Days- GR Direct	2,50,00,000	27	2,50,00,000	27
HDFC FMP 1155D Feb 2017- Direct Growth- Series 37	3,80,00,000	41	3,80,00,000	41
HDFC FMP 1169D Feb 2017- Direct- Quarterly Dividend- Series 37	4,50,00,000	45	4,50,00,000	45
ICICI FMP Series 80-1194 D Plan F Div	5,50,00,000	59	5,50,00,000	59
ICICI Prudential Fixed Maturity Plan Series 80- 1187 Days Plan G Direct Plan	4,20,00,000	45	4,20,00,000	45
ICICI Prudential Fixed Maturity Plan Series 80- 1253 Days Plan J Direct Plan	3,00,00,000	32	3,00,00,000	32
IDFC Fixed Term Plan Series 129 Direct Plan- Growth 1147 Days	1,00,00,000	11	1,00,00,000	11
IDFC Fixed Term Plan Series 131 Direct Plan- Growth 1139 Days	1,50,00,000	16	1,50,00,000	16
Kotak FMP Series 199 Direct- Growth	3,50,00,000	38	3,50,00,000	37
Reliance Fixed Horizon Fund- XXXII Series 8- Dividend Plan	5,00,00,000	52	5,00,00,000	51
Total investments in fixed maturity plan securities		431		429

2.4.4 Details of investments in non-convertible debentures, certificates of deposit and commercial paper

The balances held in non-convertible debenture units as at June 30, 2018 and March 31, 2018 is as follows:

(In crore, except as otherwise stated)

Particulars		As at June 30, 2018		As at March 31, 2018
	Face Value	Units	Amount	Units	Amount
7.48% Housing Development Finance Corporation Ltd 18NOV2019	1,00,00,000/–	50	52	50	51
7.58% LIC Housing Finance Ltd 28FEB2020	10,00,000/–	1,000	101	1,000	101
7.58% LIC Housing Finance Ltd 11JUN2020	10,00,000/–	500	52	500	52
7.59% LIC Housing Finance Ltd 14OCT2021	10,00,000/–	3,000	306	3,000	306
7.75% LIC Housing Finance Ltd 27AUG2021	10,00,000/–	1,250	129	1,250	129
7.78% Housing Development Finance Corporation Ltd 24MAR2020	1,00,00,000/–	100	101	100	99
7.79% LIC Housing Finance Ltd 19JUN2020	10,00,000/–	500	49	500	53
7.80% Housing Development Finance Corporation Ltd 11NOV2019	1,00,00,000/–	150	156	150	153
7.81% LIC Housing Finance Ltd 27APR2020	10,00,000/–	2,000	200	2,000	214
7.95% Housing Development Finance Corporation Ltd 23SEP2019	1,00,00,000/–	50	53	50	53
8.02% LIC Housing Finance Ltd 18FEB2020	10,00,000/–	500	51	500	50
8.26% Housing Development Finance Corporation Ltd 12AUG2019	1,00,00,000/–	100	107	100	105
8.34% Housing Development Finance Corporation Ltd 06MAR2019	1,00,00,000/–	200	202	200	215
8.37% LIC Housing Finance Ltd 03OCT2019	10,00,000/–	2,000	202	2,000	216
8.37% LIC Housing Finance Ltd 10MAY2021	10,00,000/–	500	50	500	54
8.43% IDFC Bank Ltd 30JAN2018	10,00,000/–	–	–	–	–
8.46% Housing Development Finance Corporation Ltd 11MAR2019	1,00,00,000/–	50	50	50	54
8.47% LIC Housing Finance Ltd 21JAN2020	10,00,000/–	500	52	500	51
8.49% Housing Development Finance Corporation Ltd 27APR2020	5,00,000/–	900	45	900	49
8.50% Housing Development Finance Corporation Ltd 31AUG2020	1,00,00,000/–	100	106	100	108
8.54% IDFC Bank Ltd 30MAY2018	10,00,000/–	–	–	1,500	194
8.59% Housing Development Finance Corporation Ltd 14JUN2019	1,00,00,000/–	50	52	50	51
8.60% LIC Housing Finance Ltd 22JUL2020	10,00,000/–	1,000	107	1,000	107
8.60% LIC Housing Finance Ltd 29JUL2020	10,00,000/–	1,750	189	1,750	188
8.61% LIC Housing Finance Ltd 11DEC2019	10,00,000/–	1,000	105	1,000	104
8.66% IDFC Bank Ltd 25JUN2018	10,00,000/–	–	–	1520	196
8.66% IDFC Bank Ltd 27DEC2018	10,00,000/–	400	53	400	52
8.72% Housing Development Finance Corporation Ltd 15APR2019	1,00,00,000/–	75	77	75	76
8.75% Housing Development Finance Corporation Ltd 13JAN2020	5,00,000/–	5,000	260	5,000	256
8.75% LIC Housing Finance Ltd 14JAN2020	10,00,000/–	1,070	111	1,070	112
8.75% LIC Housing Finance Ltd 21DEC2020	10,00,000/–	1,000	102	1,000	102
8.97% LIC Housing Finance Ltd 29OCT2019	10,00,000/–	500	53	500	52
9.45% Housing Development Finance Corporation Ltd 21AUG2019	10,00,000/–	3,000	327	3,000	323
9.65% Housing Development Finance Corporation Ltd 19JAN2019	10,00,000/–	500	52	500	52
Total investments in non-convertible debentures			3,552		3,978

The balances held in certificates of deposit as at June 30, 2018 and March 31, 2018 are as follows:

(In crore, except as otherwise stated)

Particulars		As at June 30, 2018		As at March 31, 2018
	Face Value	Units	Amount	Units	Amount
Axis Bank	1,00,000/–	1,58,000	1,511	2,08,000	1,985
HDFC Bank	1,00,000/–	15,000	150	15,000	147
ICICI Bank	1,00,000/–	1,26,000	1,202	1,26,000	1,186
IndusInd Bank	1,00,000/–	1,35,000	1,289	1,35,000	1,271
Kotak Bank	1,00,000/–	40,000	387	70,000	680
Total investments in certificates of deposit			4,539		5,269

The balances held in commercial paper as at June 30, 2018 and March 31, 2018 are as follows:

(In crore, except as otherwise stated)

Particulars		As at June 30, 2018		As at March 31, 2018
	Face Value	Units	Amount	Units	Amount
LIC	5,00,000/–	6,000	299	6,000	293
Total investments in commercial paper			299		293

2.5 LOANS

(In crore)

Particulars	As at
	June 30, 2018	March 31, 2018
Non Current
Unsecured, considered good
Other loans
Loans to employees	28	36
	28	36
Unsecured, considered doubtful
Other loans
Loans to employees	19	17
	47	53
Less: Allowance for doubtful loans to employees	19	17
Total non-current loans	28	36
Current
Unsecured, considered good
Other loans
Loans to employees	247	239
Total current loans	247	239
Total loans	275	275

2.6 OTHER FINANCIAL ASSETS

(In crore)

Particulars	As at
	June 30, 2018	March 31, 2018
Non Current
Security deposits (1)	54	53
Rental deposits (1)	169	171
Restricted deposits(1)	30	60
Total non-current other financial assets	253	284
Current
Security deposits (1)	7	9
Rental deposits (1)	30	13
Restricted deposits (1)	1,543	1,535
Unbilled revenues (1)#	1,615	4,261
Interest accrued but not due (1)	751	766
Foreign currency forward and options contracts (2) (3)	36	16
Others (1)	174	84
Total current other financial assets	4,156	6,684
Total other financial assets	4,409	6,968
(1) Financial assets carried at amortized cost	4,373	6,952
(2) Financial assets carried at fair value through other comprehensive income	23	12
(3) Financial assets carried at fair value through profit or loss	13	4

Restricted deposits represent deposits with financial institutions to settle employee-related obligations as and when they arise during the normal course of business.

# Classified as financial asset as right to consideration is unconditional upon passage of time .

2.7 TRADE RECEIVABLES

(In crore)

Particulars	As at
	June 30, 2018	March 31, 2018
Current
Unsecured
Considered good	13,699	13,142
Considered doubtful	434	354
	14,133	13,496
Less: Allowances for credit loss	434	354
Total trade receivables (1)	13,699	13,142
(1) Includes dues from Companies where directors are interested	–	–

2.8 CASH AND CASH EQUIVALENTS

(In crore)

Particulars	As at
	June 30, 2018	March 31, 2018
Balances with banks
In current and deposit accounts	9,034	13,168
Cash on hand	–	–
Others
Deposits with financial institutions	7,472	6,650
Total cash and cash equivalents	16,506	19,818
Cash and cash equivalents included under assets classified under held for sale (refer note no 2.1.2)	74	53
	16,580	19,871
Balances with banks in unpaid dividend accounts	22	22
Deposit with more than 12 months maturity	4,974	6,332
Balances with banks held as margin money deposits against guarantees	222	356

Cash and cash equivalents as at June 30, 2018 and March 31, 2018 include restricted cash and bank balances of 433 crore and 533 crore, respectively. The restrictions are primarily on account of cash and bank balances held by irrevocable trusts controlled by the Company, bank balances held as margin money deposits against guarantees and balances held in unpaid dividend bank accounts.

The deposits maintained by the Group with banks and financial institutions comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

The table below provides details of cash and cash equivalents:

(In crore)

Particulars	As at
	June 30, 2018	March 31, 2018
Current accounts
ANZ Bank, Taiwan	1	9
Banamex Bank, Mexico	2	2
Banamex Bank, Mexico (U.S. Dollar account)	14	13
Bank of America, Mexico	27	25
Bank of America, USA	569	1,172
Bank of Baroda, Mauritius	-	1
Bank of Tokyo-Mitsubishi UFJ Ltd., Japan	1	1
Bank Zachodni WBK S.A, Poland	8	17
Bank of Phillipines, Manila Island	1	-
Barclays Bank, UK	42	40
BNP Paribas Bank, Norway	52	88
China Merchants Bank, China	8	6
Citibank N.A., Australia	124	223
Citibank N.A., Brazil	16	14
Citibank N.A., China	75	116
Citibank N.A., China (U.S. Dollar account)	8	9
Citibank N.A., Costa Rica	3	1
Citibank N.A., Dubai	6	6
Citibank N.A., EEFC (U.S. Dollar account)	1	4
Citibank N.A., Hungary	8	6
Citibank N.A., India	3	3
Citibank N.A., Japan	15	18
Citibank N.A., New Zealand	6	11
Citibank N.A., Philippines (U.S. Dollar account)	–	–
Citibank N.A., Portugal	8	8
Citibank N.A., Romania	4	2
Citibank N.A., Singapore	7	4
Citibank N.A., South Africa	36	33
Citibank N.A., South Africa (Euro account)	1	1
Citibank N.A., South Korea	5	2
Citibank N.A., USA	4	3
Danske Bank, Sweden	1	1
Deutsche Bank, Belgium	17	27
Deutsche Bank, Czech Republic	5	16
Deutsche Bank, Czech Republic (Euro account)	3	3
Deutsche Bank, Czech Republic (U.S. Dollar account)	8	2
Deutsche Bank, EEFC (Australian Dollar account)	1	2
Deutsche Bank, EEFC (Euro account)	36	34
Deutsche Bank, EEFC (Swiss Franc account)	2	2
Deutsche Bank, EEFC (U.S. Dollar account)	42	32
Deutsche Bank, EEFC (United Kingdom Pound Sterling account)	8	9
Deutsche Bank, France	6	19
Deutsche Bank, Germany	121	100
Deutsche Bank, Hong Kong	2	1
Deutsche Bank, India	30	44
Deutsche Bank, Malaysia	1	5
Deutsche Bank, Netherlands	12	15
Deutsche Bank, Philippines	6	25
Deutsche Bank, Philippines (U.S. Dollar account)	3	3
Deutsche Bank, Poland	7	18
Deutsche Bank, Poland (Euro account)	6	8
Deutsche Bank, Russia	3	3
Deutsche Bank, Russia (U.S. Dollar account)	4	5
Deutsche Bank, Singapore	14	17
Deutsche Bank, Spain	1	1
Deutsche Bank, Switzerland	21	29
Deutsche Bank, United Kingdom	54	79
Deutsche Bank, USA	20	2
HSBC Bank, (U.S. Dollar account)	2	-
HSBC Bank, Dubai	–	2
HSBC Bank, Hong Kong	2	2
HSBC Bank, United Kingdom	8	6
ICICI Bank, EEFC (Euro account)	5	1
ICICI Bank, EEFC (U.S. Dollar account)	51	40
ICICI Bank, EEFC (United Kingdom Pound Sterling account)	2	11
ICICI Bank, India	54	52
Nordbanken, Sweden	32	50
Punjab National Bank, India	76	12
Raiffeisen Bank, Czech Republic	1	5
Raiffeisen Bank, Romania	–	3
Royal Bank of Canada, Canada	195	166
Santander Bank, Argentina	–	1
Splitska Banka D.D., Société Générale Group, Croatia	9	8
State Bank of India, India	2	1
The Saudi British Bank, Saudi Arabia	3	3
Washington Trust	45	–
	1,976	2,703

(In crore)

Particulars	As at
	June 30, 2018	March 31, 2018
Deposit accounts
Axis Bank	100	–
Bank BGZ BNP Paribas S.A.	320	144
Barclays Bank	200	200
Canara Bank	85	84
Citibank	124	224
Deutsche Bank, AG	23	24
Deutsche Bank, Poland	66	211
HDFC Bank	523	2,498
ICICI Bank	3,304	3,497
IDBI Bank	–	250
IDFC Bank	1,750	1,500
IndusInd Bank	–	1,000
South Indian Bank	250	450
National Bank of Mexico,SA(CITI-Banamex)	64	–
Yes Bank	5	5
	6,814	10,087
Unpaid dividend accounts
Axis Bank - Unpaid dividend account	1	1
HDFC Bank - Unpaid dividend account	1	1
ICICI Bank - Unpaid dividend account	20	20
	22	22
Margin money deposits against guarantees
Canara Bank	148	151
Citibank	2	3
ICICI Bank	72	202
	222	356
Deposits with financial institutions
HDFC Limited	6,272	5,450
LIC Housing Finance Limited	1,200	1,200
	7,472	6,650
Total cash and cash equivalents	16,506	19,818

2.9 OTHER ASSETS

(In crore)

Particulars	As at
	June 30, 2018	March 31, 2018
Non Current
Capital advances	419	421
Advances other than capital advances
Prepaid gratuity (refer note no. 2.20.1)	32	43
Others
Withholding taxes and others	1,011	1,428
Prepaid expenses	106	111
Deferred Contract Cost	258	262
Total non-current other assets	1,826	2,265
Current
Advances other than capital advances
Payment to vendors for supply of goods	104	119
Others
Unbilled revenues #	3,040	–
Withholding taxes and others	1,374	1,032
Prepaid expenses	567	472
Deferred Contract Cost	44	44
Total current other assets	5,129	1,667
Total other assets	6,955	3,932

Deferred contract costs are upfront costs incurred for the contract and are amortized over the term of the contract. Withholding taxes and others primarily consist of input tax credits.

#	Classified as non financial asset as the contractual right to consideration is dependent on completion of contractual milestones.

2.10 FINANCIAL INSTRUMENTS

Accounting policy

2.10.1 Initial recognition

The Group recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, that are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.10.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets at fair value through other comprehensive income (FVOCI)

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Company has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets at fair value through profit or loss

A financial asset which is not classified in any of the above categories is subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration recognized in a business combination which is subsequently measured at fair value through profit or loss. For trade and other payables maturing within one year from the Balance Sheet date, the carrying amounts approximate the fair value due to the short maturity of these instruments.

b. Derivative financial instruments

The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

(i) Financial assets or financial liabilities, at fair value through profit or loss.

This category has derivative financial assets or liabilities which are not designated as hedges.

Although the Group believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under Ind AS 109, Financial Instruments. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per Ind AS 109, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the consolidated Statement of Profit and Loss when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

The Group designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the consolidated Statement of Profit and Loss. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the Consolidated Statement of Profit and Loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the Consolidated Statement of Profit and Loss.

c. Share capital and treasury shares

(i) Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares and share options and buyback of ordinary shares are recognized as a deduction from equity, net of any tax effects.

(ii) Treasury Shares

When any entity within the Group purchases the Company's ordinary shares, the consideration paid including any directly attributable incremental cost, is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to / from share premium.

2.10.3 Derecognition of financial instruments

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. A financial liability (or a part of a financial liability) is derecognized from the Group's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.10.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Group uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to table 'Financial instruments by category' below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximates fair value due to the short maturity of those instruments.

2.10.5 Impairment

The Group recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenue which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, ECLs are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL. The amount of ECLs (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognised is recognized as an impairment gain or loss in Consolidated Statement of Profit and Loss.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at June 30, 2018 are as follows:

(In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer Note no. 2.8)	16,506	–	–	–	–	16,506	16,506
Investments (Refer Note no. 2.4)
Equity and preference securities	–	–	–	154	–	154	154
Tax-free bonds and government bonds	1,912	–	–	–	–	1,912	2,144*
Liquid mutual fund units	–	–	1,535	–	–	1,535	1,535
Non convertible debentures	–	–	–	–	3,552	3,552	3,552
Certificates of deposit	–	–	–	–	4,539	4,539	4,539
Commercial Paper	–	–	–	–	299	299	299
Convertible promissory note	–	–	11	–	–	11	11
Other investments	–	–	66	–	–	66	66
Fixed maturity plan securities	–	–	431	–	–	431	431
Trade receivables (Refer Note no. 2.7)	13,699	–	–	–	–	13,699	13,699
Loans (Refer Note no. 2.5)	275	–	–	–	–	275	275
Other financials assets (Refer Note no. 2.6)	4,373	–	13	–	23	4,409	4,317**
Total	36,765	–	2,056	154	8,413	47,388	47,528
Liabilities:
Trade payables	798	–	–	–	–	798	798
Other financial liabilities (Refer Note no. 2.12)	6,059	–	243	–	3	6,305	6,305
Total	6,857	–	243	–	3	7,103	7,103

* On account of fair value changes including interest accrued

** Excludes interest accrued on tax free bonds and government bonds

The carrying value and fair value of financial instruments by categories as at March 31, 2018 were as follows:

(In crore)

	Amortised cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer Note no. 2.8)	19,818	–	–	–	–	19,818	19,818
Investments (Refer Note no. 2.4)
Equity and preference securities	–	–	–	138	–	138	138
Tax-free bonds and government bonds	1,897	–	–	–	–	1,897	2,151*
Liquid mutual fund units	–	–	81	–	–	81	81
Non convertible debentures	–	–	–	–	3,978	3,978	3,978
Certificates of deposit	–	–	–	–	5,269	5,269	5,269
Commercial Paper	–	–	–	–	293	293	293
Convertible promissory note	–	–	12	–	–	12	12
Other investments	–	–	66	–	–	66	66
Fixed maturity plan securities	–	–	429	–	–	429	429
Trade receivables (Refer Note no. 2.7)	13,142	–	–	–	–	13,142	13,142
Loans (Refer Note no. 2.5)	275	–	–	–	–	275	275
Other financials assets (Refer Note no. 2.6)	6,952	–	4	–	12	6,968	6,884**
Total	42,084	–	592	138	9,552	52,366	52,536
Liabilities:
Trade payables	694	–	–	–	–	694	694
Other financial liabilities (Refer Note no. 2.12)	5,442	–	93	–	3	5,538	5,538
Total	6,136	–	93	–	3	6,232	6,232

* On account of fair value changes including interest accrued

** Excludes interest accrued on tax free bonds and government bonds

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The fair value hierarchy of assets and liabilities as at June 30, 2018 is as follows:

(In crore)

	As at June 30, 2018	Fair value measurement at end of the reporting period/year using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual funds units (Refer Note no. 2.4)	1,535	1,535	–	–
Investments in tax-free bonds (Refer Note no. 2.4)	2,127	1,173	954	–
Investments in government bonds (Refer Note no. 2.4)	17	17	–	–
Investments in equity instruments (Refer Note no. 2.4)	22	–	–	22
Investments in preference securities (Refer Note no. 2.4)	132	–	–	132
Investments in non convertible debentures (Refer Note no. 2.4)	3,552	1,779	1,773	–
Investments in certificates of deposit (Refer Note no. 2.4)	4,539	–	4,539	–
Investments in commercial paper (Refer Note no. 2.4)	299	–	299	–
Investments in fixed maturity plan securities (Refer Note no. 2.4)	431	–	431	–
Investments in convertible promissory note (Refer Note no. 2.4)	11	–	–	11
Other investments (Refer Note no. 2.4)	66	–	–	66
Derivative financial instruments - gain on outstanding foreign currency forward and option contracts (Refer Note no. 2.6)	36	–	36	–
Liabilities
Derivative financial instruments - loss on outstanding foreign currency forward and option contracts (Refer Note no. 2.12)	136	–	136	–
Liability towards contingent consideration (Refer note no. 2.12)(1)(2)(3)	110	–	–	110

(1)	Pertains to contingent consideration payable to selling shareholders of WongDoody and Brilliant Basics Holdings Limited as per the share purchase agreement

(2)	Discounted 21 crore at 10% pertaining to Brilliant Basics

(3)	Discounted 119 crore at 16% pertaining to WongDoody

During the three months ended June 30, 2018, tax-free bonds and non-convertible debentures of 351 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price and 1,711 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The fair value hierarchy of assets and liabilities as at March 31, 2018 was as follows:

(In crore)

	As at March 31, 2018	Fair value measurement at end of the reporting period/year using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual funds units (Refer Note no. 2.4)	81	81	–	–
Investments in tax free bonds (Refer Note no. 2.4)	2,150	1,878	272	–
Investments in government bonds (Refer Note no. 2.4)	1	1	–	–
Investments in equity instruments (Refer Note no. 2.4)	22	–	–	22
Investments in preference securities (Refer Note no. 2.4)	116	–	–	116
Investments in non convertible debentures (Refer Note no. 2.4)	3,978	2,695	1,283	–
Investments in certificates of deposit (Refer Note no. 2.4)	5,269	–	5,269	–
Investments in commercial paper (Refer Note no. 2.4)	293	–	293	–
Investments in fixed maturity plan securities (Refer Note no. 2.4)	429	–	429	–
Investments in convertible promissory note (Refer Note no. 2.4)	12	–	–	12
Other investments (Refer Note no. 2.4)	66	–	–	66
Derivative financial instruments - gain on outstanding foreign currency forward and option contracts (Refer Note no. 2.6)	16	–	16	–
Liabilities
Derivative financial instruments - loss on outstanding foreign currency forward and option contracts (Refer Note no. 2.12)	42	–	42	–
Liability towards contingent consideration (Refer note no. 2.12)(1)(2)	54	–	–	54

(1)	Pertains to contingent consideration payable to selling shareholders of Kallidus and Brilliant Basics Holdings Limited as per the share purchase agreement

(2)	Discounted 21 crore at 10% pertaining to Brilliant Basics

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

Financial risk management

Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Group's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Group is foreign exchange risk. The Group uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers.

Market risk

The Group operates internationally and a major portion of the business is transacted in several currencies and consequently the Group is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The exchange rate between the Indian rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Group’s operations are adversely affected as the rupee appreciates/ depreciates against these currencies.

The following table analyses the foreign currency risk from monetary assets and liabilities as at June 30, 2018:

(In crore)

Particulars	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	766	215	117	227	1,087	2,412
Trade receivables	8,821	1,823	811	788	788	13,031
Other financial assets , loans and other current assets	3,358	821	343	196	488	5,206
Trade payables	(296)	(67)	(115)	(58)	(63)	(599)
Other financial liabilities	(3,029)	(448)	(226)	(284)	(522)	(4,509)
Net assets / (liabilities)	9,620	2,344	930	869	1,778	15,541

The following table analyses the foreign currency risk from monetary assets and liabilities as at March 31, 2018:

(In crore)

Particulars	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	1,287	218	147	353	1,192	3,197
Trade receivables	8,317	1,751	845	788	781	12,482
Other financial assets (including loans)	2,636	663	330	173	470	4,272
Trade payables	(273)	(81)	(114)	(30)	(58)	(556)
Other financial liabilities	(2,289)	(417)	(215)	(273)	(596)	(3,790)
Net assets / (liabilities)	9,678	2,134	993	1,011	1,789	15,605

Sensitivity analysis between Indian rupee and U.S. Dollar

Particulars	Three months ended June 30,
	2018	2017
Impact on the Group's incremental operating margins	0.48%	0.49%

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Derivative financial instruments

The Group holds derivative financial instruments such as foreign currency forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The details in respect of outstanding foreign currency forward and option contracts are as follows:

Particulars	As at		As at
	June 30, 2018		March 31, 2018
	In million	In crore	In million	In crore
Derivatives designated as cash flow hedges
Option Contracts
In Australian dollars	150	758	60	300
In Euro	155	1,236	100	808
In United Kingdom Pound Sterling	30	270	20	184
Other derivatives
Forward contracts
In Australian dollars	79	398	5	25
In Canadian dollars	20	102	20	99
In Euro	161	1,285	91	735
In Japanese Yen	550	34	550	34
In New Zealand dollars	16	74	16	76
In Norwegian Krone	80	67	40	34
In Singapore dollars	10	50	5	25
In South African Rand	25	13	25	14
In Swedish Krona	50	38	50	40
In Swiss Franc	21	146	21	146
In U.S. dollars	834	5,715	623	4,061
In United Kingdom Pound Sterling	78	702	51	466
Option Contracts
In Australian dollars	40	202	20	100
In Canadian dollars	13	69	–	–
In Euro	65	519	45	363
In Swiss Franc	10	68	5	33
In U.S. dollars	240	1,643	320	2,086
In United Kingdom Pound Sterling	–	–	25	231
Total forwards and options contracts		13,389		9,860

The foreign exchange forward and option contracts mature within twelve months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as at the Balance Sheet date:

(In crore)

Particulars	As at
	June 30, 2018	March 31, 2018
Not later than one month	3,680	2,828
Later than one month and not later than three months	6,361	4,568
Later than three months and not later than one year	3,348	2,464
Total	13,389	9,860

During the three months ended June 30, 2018 and June 30, 2017, the Group has designated certain foreign exchange forward and option contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedges as of June 30, 2018 are expected to occur and reclassified to the consolidated statement of profit and loss within 3 months.

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in Consolidated statement of profit and loss at the time of the hedge relationship rebalancing.

The reconciliation of cash flow hedge reserve for the three months ended June 30, 2018 and June 30, 2017 is as follows:

(In crore)

Particulars	Three months ended
	June 30, 2018	June 30, 2017
Gain/(loss)
Balance at the beginning of the period	–	39
Gain / (Loss) recognised in other comprehensive income during the period	30	(41)
Amount reclassified to profit and loss during the period	(18)	(47)
Tax impact on above	(3)	22
Balance at the end of the period	9	(27)

The Group offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

The quantitative information about offsetting of derivative financial assets and derivative financial liabilities is as follows:

(In crore)

Particulars	As at June 30, 2018		As at March 31, 2018
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset/liability	67	(167)	20	(46)
Amount set off	(31)	31	(4)	4
Net amount presented in Balance Sheet	36	(136)	16	(42)

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to 13,699 crore and 13,142 crore as at June 30, 2018 and March 31, 2018, respectively and unbilled revenues amounting to 4,655 crore and 4,261 crore as at June 30, 2018 and March 31, 2018, respectively. Trade receivables and unbilled revenues are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk has always been managed by the Group through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Group grants credit terms in the normal course of business. As per Ind AS 109, the Group uses expected credit loss model to assess the impairment loss or gain. The Group uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. The provision matrix takes into account available external and internal credit risk factors such as credit default swap quotes, credit ratings from international credit rating agencies and the Group's historical experience for customers.

The details in respect of percentage of revenues generated from top customer and top ten customers are as follows:

(In %)

Particulars	Three months ended June 30,
	2018	2017
Revenue from top customer	3.7	3.3
Revenue from top 10 customers	19.2	20.0

Credit risk exposure

The provision of lifetime ECL on customer balances for the three months ended June 30, 2018 was 69 crore and the reversal of provision on lifetime ECL for the three months ended June 30, 2017 was 4 crore.

The movement in credit loss allowance on customer balance is as follows:

(In crore)

Particulars	Three months ended June 30,
	2018	2017
Balance at the beginning	449	411
Impairment loss recognized / (reversed)	69	(4)
Write-offs	–	(3)
Translation differences	11	1
Balance at the end	529	405

Credit exposure

The Company’s credit period generally ranges from 30-60 days.

(In crore )

	As at
	June 30, 2018	March 31, 2018
Trade receivables	13,699	13,142
Unbilled revenues	4,655	4,261

Days sales outstanding was 66 days and 67 days as of June 30, 2018 and March 31, 2018, respectively

Credit risk on cash and cash equivalents is limited as we generally invest in deposits with banks and financial institutions with high credit ratings assigned by international and domestic credit rating agencies. Investments primarily include investment in liquid mutual fund units, fixed maturity plan securities, certificates of deposit, commercial paper, quoted bonds issued by government and quasi-government organizations and non convertible debentures.

Liquidity risk

The Group's principal sources of liquidity are cash and cash equivalents and the cash flow that is generated from operations. The Group has no outstanding borrowings. The Group believes that the working capital is sufficient to meet its current requirements.

As at June 30, 2018, the Group had a working capital of 30,424 crore including cash and cash equivalents of 16,506 crore and current investments of 6,876 crore. As at March 31, 2018, the Group had a working capital of 34,176 crore including cash and cash equivalents of 19,818 crore and current investments of 6,407 crore.

As at June 30, 2018 and March 31, 2018, the outstanding compensated absences were 1,541 crore and 1,469 crore, respectively, which have been substantially funded. Accordingly no liquidity risk is perceived.

The details regarding the contractual maturities of significant financial liabilities as at June 30, 2018 are as follows:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	798	–	–	–	798
Other financial liabilities (excluding liability towards acquisition) (Refer Note no. 2.12)	6,057	2	–	–	6,059
Liability towards acquisitions on an undiscounted basis (including contingent consideration) (Refer Note no. 2.12)	29	66	45	–	140

The details regarding the contractual maturities of significant financial liabilities as at March 31, 2018 were as follows:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	694	–	–	–	694
Other financial liabilities (excluding liability towards acquisition) (Refer Note no. 2.12)	5,442	–	–	–	5,442
Liability towards acquisitions on an undiscounted basis (including contingent consideration) (Refer Note no. 2.12)	41	7	7	–	55

2.11 EQUITY

SHARE CAPITAL

(In crore, except as otherwise stated)

Particulars	As at
	June 30, 2018	March 31, 2018
Authorized
Equity shares, 5 par value
2,40,00,00,000 (2,40,00,00,000) equity shares	1,200	1,200
Issued, Subscribed and Paid-Up
Equity shares, 5 par value (1)	1,088	1,088
2,17,33,36,341 (2,17,33,12,301) equity shares fully paid-up(2)
	1,088	1,088

Note: Forfeited shares amounted to 1,500 (1,500)

(1) Refer note no. 2.21 for details of basic and diluted shares

(2) Net of treasury shares 1,07,90,750 (1,08,01,956)

The Company has only one class of shares referred to as equity shares having a par value of 5/-. Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the Company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts. However, no such preferential amounts exist currently, other than the amounts held by irrevocable controlled trusts. For irrevocable controlled trusts, the corpus would be settled in favour of the beneficiaries.

In the period of five years immediately preceding June 30, 2018:

Bonus Issue

The Company has allotted 1,14,84,72,332 and 57,42,36,166 fully paid-up shares of face value 5/- each during the quarter ended June 30, 2015 and December 31, 2014, pursuant to bonus issue approved by the shareholders through postal ballot. For both the bonus issues, bonus share of one equity share for every equity share held, and a stock dividend of one ADS for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the restricted stock unit plan (RSU) have been adjusted for bonus shares.

The Board in its meeting held on July 13, 2018 has considered, approved and recommended a bonus issue of one equity share for every equity share held and a stock dividend of one American Depositary Share (ADS) for every ADS held, as on a record date to be determined. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder would remain unchanged. The Board approved and recommended the issue to celebrate 25th year of public listing in India and to further increase the liquidity of its shares. The bonus issue of equity shares and ADSs will be subject to approval by the shareholders, and any other applicable statutory and regulatory approvals.

The bonus shares once allotted shall rank pari passu in all respects and carry the same rights as the existing equity shareholders and shall be entitled to participate in full, in any dividend and other corporate action, recommended and declared after the new equity shares are allotted.

Buyback

The Board, at its meeting on August 19, 2017, approved a proposal for the Company to buyback its fully paid-up equity shares of face value of 5 each from the eligible equity shareholders of the Company for an amount not exceeding 13,000 crore. The shareholders approved the said proposal of buyback of Equity Shares through the postal ballot that concluded on October 7, 2017. The Buyback offer comprised a purchase of 11,30,43,478 Equity Shares aggregating 4.92% of the paid-up equity share capital of the Company at a price of 1,150 per Equity share. The buyback was offered to all eligible equity shareholders (including those who became equity shareholders as on the Record date by cancelling American Depository Shares and withdrawing underlying Equity shares) of the Company as on the Record Date (i.e November 1, 2017) on a proportionate basis through the "Tender offer" route. The Company concluded the buyback procedures on December 27, 2017 and 11,30,43,478 equity shares were extinguished. The Company has utilized securities premium and general reserve for the buyback of its shares. In accordance with Section 69 of the Companies Act, 2013, the Company has created a Capital Redemption Reserve of 56 crore equal to the nominal value of the shares bought back as an appropriation from the general reserve during the year ended March 31, 2018.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of June 30, 2018, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

Dividend

The final dividend on shares is recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors.

The Company declares and pays dividends in Indian rupees. The remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable distribution taxes. Dividend distribution tax paid by subsidiaries may be reduced / available as credit against dividend distribution tax payable by Infosys Limited.

Amount of per share dividend recognized as distribution to equity shareholders:

(in )

Particulars	Three months ended June 30,
	2018	2017
Final dividend for fiscal 2018	20.50	–
Special dividend for fiscal 2018	10.00
Final dividend for fiscal 2017	–	14.75

Effective from Financial Year 2018, the Company's policy is to payout up to 70% of the free cash flow of the corresponding Financial Year in such manner (including by way of dividend and / or share buyback) as may be decided by the Board from time to time, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend payout includes dividend distribution tax.

The Board of Directors recommended a final dividend of 20.50/- per equity share for the financial year ended March 31, 2018 and a special dividend of 10/- per equity share and the same was approved by the Shareholders at the Annual General Meeting held on June 23, 2018. It results in a cash outflow of approximately 7,949 crore, (excluding dividend paid on treasury shares) including dividend distribution tax.

The details of shareholder holding more than 5% shares as at June 30, 2018 and March 31, 2018 are as follows :

Name of the shareholder	As at June 30, 2018		As at March 31, 2018
	Number of shares	% held	Number of shares	% held
Deutsche Bank Trust Company Americas (Depository of ADR's - legal ownership)	37,27,88,693	17.07	37,99,05,859	17.39
Life Insurance Corporation of India	14,95,12,017	6.85	14,95,14,017	6.85

The reconciliation of the number of shares outstanding and the amount of share capital as at June 30, 2018 and March 31, 2018 are as follows:

(In crore, except as stated otherwise)

Particulars	As at June 30, 2018		As at March 31, 2018
	Number of shares	Amount	Number of shares	Amount
At the beginning of the period	217,33,12,301	1,088	228,56,55,150	1,144
Add: Shares issued on exercise of employee stock options	24,040	–	7,00,629	–
Less: Shares bought back	–	–	11,30,43,478	56
At the end of the period	217,33,36,341	1,088	217,33,12,301	1,088

Employee Stock Option Plan (ESOP):

Accounting policy

The Group recognizes compensation expense relating to share-based payments in net profit using fair value in accordance with Ind AS 102, Share-Based Payment. The estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share options outstanding account.

2015 Stock Incentive Compensation Plan (the 2015 Plan) (Formerly 2011 RSU Plan):

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board has been authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan (the 2015 Plan). The maximum number of shares under the 2015 plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). Out of this 1,70,38,883 equity shares will be issued as RSUs at par value and 70,00,000 equity shares will be issued as stock options at market price on the date of the grant. These instruments will vest over a period of 4 years and the Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years.

Controlled trust holds 1,07,90,750 and 1,08,01,956 shares as at June 30, 2018 and March 31, 2018, respectively under the 2015 plan, out of which 1,00,000 equity shares have been earmarked for welfare activities of the employees.

The following is the summary of grants during the three months ended June 30, 2018 and June 30, 2017 under the 2015 Plan:

Particulars	Three months ended
	June 30, 2018	June 30, 2017
RSU
Salil Parekh, CEO and MD - Refer note 1 below	1,08,600	–
U.B. Pravin Rao, COO	–	27,250
Dr. Vishal Sikka*	–	2,70,224
Employees other than KMP	–	37,090
	1,08,600	3,34,564
ESOP
U.B. Pravin Rao, COO	–	43,000
Dr. Vishal Sikka*	–	3,30,525
Employees other than KMP	–	73,600
	–	4,47,125
Total grants	1,08,600	7,81,689

* Upon Dr. Vishal Sikka's resignation from the roles of the company, the unvested RSUs and ESOPs have been forfeited

1. Stock incentives granted to Salil Parekh, CEO and MD

Pursuant to the approval of the shareholders through a postal ballot on February 20, 2018, Salil Parekh (CEO & MD) is eligible to receive under the 2015 Plan:

a)	an annual grant of RSUs of fair value 3.25 crore which will vest over time in 3 equal annual installments upon completion of each year of service from the respective grant date

b)	a one-time grant of RSUs of fair value 9.75 crore which will vest over time in 2 equal annual installments upon completion of each year of service from the grant date and

c)	annual grant of performance based RSUs of fair value 13 crore which will vest after completion of three years the first of which concludes on March 31, 2021, subject to achievement of performance targets set by the Board or its committee.

The Board based on the recommendations of the Nomination and Remuneration committee approved on February 27, 2018, the annual time based grant for fiscal 2018 of 28,256 RSUs and the one-time time based grant of 84,768 RSUs. The grants were made effective February 27, 2018.

Further, the Board, based on the recommendations of the Nomination and Remuneration Committee, granted 108,600 performance based RSUs to Salil Parekh with an effective date of May 2, 2018. The grants would vest upon successful completion of three full fiscal years with the Company concluding on March 31, 2021 and will be determined based on achievement of certain performance targets for the said three-year period.

Though the annual time based grants for the remaining employment term ending on March 31, 2023 have not been granted as of June 30, 2018, since the service commencement date precedes the grant date, the company has recorded employment stock compensation expense in accordance with Ind AS 102, Share based payments.

The RSUs and stock options would vest generally over a period of 4 years and shall be exercisable within the period as approved by the Committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

As at June 30, 2018 and March 31, 2018, 96,538 and 1,11,757 incentive units were outstanding (net of forfeitures).

Break-up of employee stock compensation expense:

(in crore)

Particulars	Three months ended June 30,
	2018	2017
Granted to:
KMP	9	12
Employees other than KMP	35	34
Total (1)	44	46

(1)	Cash-settled stock compensation expense included above is 1 crore in each of the three months ended June 30, 2018 and June 30, 2017, respectively.

The carrying value of liability towards cash settled share based payments was 8 crore and 6 crore as at June 30, 2018 and March 31, 2018 respectively.

The activity in the 2015 Plan (formerly 2011 RSU Plan) for equity-settled share based payment transactions during the three months ended June 30, 2018 and June 30, 2017 is as follows:

Particulars	Three months ended June 30, 2018		Three months ended June 30, 2017
	Shares arising out of options	Weighted average exercise price ()	Shares arising out of options	Weighted average exercise price ()
2015 Plan: RSU
Outstanding at the beginning	37,50,409	5	29,61,373	5
Granted	1,08,600	5	3,34,564	5
Exercised	23,078	5	24,812	5
Forfeited and expired	55,453	5	45,120	5
Outstanding at the end	37,80,478	5	32,26,005	5
Exercisable at the end	9,062	5	–	–
2015 Plan: Employee Stock Options (ESOPs)
Outstanding at the beginning	9,66,913	986	11,97,650	998
Granted	–	–	4,47,125	919
Exercised	962	998	–	–
Forfeited and expired	9,600	1,030	–	–
Outstanding at the end	9,56,351	1,025	16,44,775	987
Exercisable at the end	2,06,100	1,020	–	–

During the three months ended June 30, 2018, and June 30, 2017, the weighted average share price of options exercised under the 2015 Plan on the date of exercise was 1,174 and 943, respectively.

The summary of information about equity settled RSUs and ESOPs outstanding as at June 30, 2018 is as follows:

Range of exercise prices per share ()	Options outstanding
	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
2015 Plan:
0 - 5 (RSU)	37,80,478	1.68	5
900 - 1100 (ESOP)	9,56,351	5.95	1,025
	47,36,829	2.54	211

The summary of information about equity settled RSUs and ESOPs outstanding as at March 31, 2018 was as follows:

Range of exercise prices per share ()	Options outstanding
	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
2015 Plan:
0 - 5 (RSU)	37,50,409	1.89	5
900 - 1100 (ESOP)	9,66,913	6.60	993
	47,17,322	2.57	207

The fair value of each equity settled award is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions:

Particulars	For options granted in
Fiscal 2019- Equity Shares-RSU
Weighted average share price () / ($- ADS)	1,197
Exercise price ()/ ($- ADS)	5
Expected volatility (%)	24
Expected life of the option (years)	3
Expected dividends (%)	2.82
Risk-free interest rate (%)	7
Weighted average fair value as on grant date () / ($- ADS)	1,096

Particulars	For options granted in
	Fiscal 2018- Equity Shares-RSU	Fiscal 2018- Equity shares ESOP	Fiscal 2018- ADS-RSU	Fiscal 2018- ADS- ESOP
Weighted average share price () / ($- ADS)	1,144	923	16.61	14.65
Exercise price ()/ ($- ADS)	5	919	0.08	14.67
Expected volatility (%)	20–25	25–28	21–26	25–31
Expected life of the option (years)	1 – 4	3 – 7	1 – 4	3 – 7
Expected dividends (%)	2.78	2.78	2.74	2.74
Risk-free interest rate (%)	6 – 7	6 – 7	1 – 2	1 – 2
Weighted average fair value as on grant date () / ($- ADS)	1,066	254	15.47	2.93

The expected life of the RSU / ESOP is estimated based on the vesting term and contractual term of the RSU / ESOP, as well as expected exercise behaviour of the employee who receives the RSU / ESOP. Expected volatility during the expected term of the RSU / ESOP is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the RSU / ESOP.

2.12 OTHER FINANCIAL LIABILITIES

(In crore)

Particulars	As at
	June 30, 2018	March 31, 2018
Non-current
Others
Accrued compensation to employees (1)	2	–
Compensated absences	43	48
Payable for acquisition of business (refer note no. 2.1) (2)
Contingent consideration	83	13
Total non-current other financial liabilities	128	61
Current
Unpaid dividends (1)	22	22
Others
Accrued compensation to employees (1)	2,634	2,509
Accrued expenses (1)	2,902	2,452
Retention monies (1)	109	132
Payable for acquisition of business
Contingent consideration (refer note no. 2.1) (2)	27	41
Payable by controlled trusts (1)	176	139
Compensated absences	1,498	1,421
Foreign currency forward and options contracts (2)(3)	136	42
Capital creditors (1)	99	155
Other payables (1)	115	33
Total current other financial liabilities	7,718	6,946
Total other financial liabilities	7,846	7,007
(1) Financial liability carried at amortized cost	6,059	5,442
(2) Financial liability carried at fair value through profit or loss	243	93
(3) Financial liability carried at fair value through other comprehensive income	3	3
Contingent consideration on undiscounted basis	140	55

2.13 OTHER LIABILITIES

(In crore)

Particulars	As at
	June 30, 2018	March 31, 2018
Non-current
Others
Deferred income - government grant on land use rights	44	44
Accrued gratuity (refer note no. 2.20.1)	28	28
Deferred rent	143	151
Deferred income	35	36
Total non-current other liabilities	250	259
Current
Unearned revenue	2,327	2,295
Client deposit	187	38
Others
Withholding taxes and others	1,255	1,240
Tax on dividend	1,320	–
Deferred rent	28	32
Deferred income - government grant on land use rights	1	1
Total current other liabilities	5,118	3,606
Total other liabilities	5,368	3,865

2.14 PROVISIONS

Accounting policy

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Post sales client support

The Group provides its clients with a fixed-period post sales support for corrections of errors and support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in Consolidated Statement of Profit and Loss. The Group estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

Provision for post-sales client support and others

(In crore)

Particulars	As at
	June 30, 2018	March 31, 2018
Current
Others
Post-sales client support and others	523	492
Total provisions	523	492

The movement in the provision for post-sales client support and others is as follows :

(In crore)

Particulars	Three months ended
June 30, 2018
Balance at the beginning	492
Provision recognized	47
Provision utilized	(41)
Exchange difference	25
Balance at the end	523

Provision for post-sales client support and other provisions are expected to be utilized over a period of 6 months to 1 year.

2.15 INCOME TAXES

Accounting policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the Consolidated Statement of Profit and Loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future. The Group offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to securities premium.

Income tax expense in the consolidated Statement of Profit and Loss comprises:

(In crore)

Particulars	Three months ended June 30,
	2018	2017
Current taxes	1,450	1,499
Deferred taxes	(69)	(128)
Income tax expense	1,381	1,371

In December 2017, the Company had concluded an Advance Pricing Agreement (“APA”) with the US Internal Revenue Service (""IRS"") for the US branch covering the years ending March 2011 to March 2021. Under the APA, the Company and the IRS have agreed on the methodology to allocate revenues and compute the taxable income of the Company’s US Branch operations.

In accordance with the APA, the company had reversed income tax expense provision of $225 million (1,432 crore) which pertained to previous periods which are no longer required. The Company had to pay an amount of approximately 1,488 crore due to the difference between the taxes payable for prior periods as per the APA and the actual taxes paid for such periods. The company has paid 912 crore till June 30, 2018.

Further, the “Tax Cuts and Jobs Act (H.R. 1)” was signed into law on December 22, 2017 (“US Tax Reforms”). The US tax reforms has reduced federal tax rates from 35% to 21% effective January 1, 2018 amongst other measures.

Income tax expense for the three months ended June 30, 2018 and June 30, 2017 includes reversal (net of provisions) of  59 crore and 15 crore, respectively, pertaining to prior periods on account of adjudication of certain disputed matters in favor of the Company across various jurisdictions.

During the three months ended June 30, 2018 and June 30, 2017, a current tax charge of 1 crore and current tax credit 1 crore respectively have been recorded in other comprehensive income pertaining to remeasurement of defined benefit plan asset.

During the three months ended June 30, 2018, a deferred tax charge of 3 crore and a deferred tax credit of 10 crore has been recorded in other comprehensive income pertaining to unrealized gains on derivatives designated as cash flow hedges and unrealized gain on investment in non-convertible debentures, certificates of deposit and equity & preference securities.

During the three months ended June 30, 2017, a deferred tax credit of 22 crore and a deferred tax charge of 2 crore has been recorded in other comprehensive income pertaining to unrealized gains on derivatives designated as cashflow hedges and unrealized gain on investment in quoted debt securities.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

(In crore)

Particulars	Three months ended June 30,
	2018	2017
Profit before income taxes	4,993	4,854
Enacted tax rates in India	34.94%	34.61%
Computed expected tax expense	1,745	1,680
Tax effect due to non-taxable income for Indian tax purposes	(609)	(597)
Overseas taxes	202	223
Tax provision (reversals)	(59)	(15)
Effect of exempt non-operating income	(25)	(17)
Effect of unrecognized deferred tax assets	38	72
Effect of differential overseas tax rates	(12)	9
Effect of non-deductible expenses	126	33
Branch profit tax (net of credits)	(29)	–
Others	4	(17)
Income tax expense	1,381	1,371

The foreign tax expense is due to income taxes payable overseas, principally in the United States. In India, the Company has benefited from certain income tax incentives that the Government of India had provided for export of software from the units registered under the Special Economic Zones Act (SEZs), 2005. SEZ units which began the provision of services on or after April 1, 2005 are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50% of such profits or gains for further five years. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone re-investment Reserve out of the profit for the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income Tax Act, 1961.

Entire deferred income tax for the three months ended June 30, 2018 and June 30, 2017, relates to origination and reversal of temporary differences.

Infosys is subject to a 15% BPT in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the year, computed in accordance with the Internal Revenue Code. As at March 31, 2018, Infosys' U.S. branch net assets amounted to approximately 5,030 crore. As at June 30, 2018, the Company has a deferred tax liability for branch profit tax of  144 crore (net of credits), as the Company estimates that these branch profits are expected to be distributed in the foreseeable future.

Deferred income tax liabilities have not been recognized on temporary differences amounting to 5,158 crore and 5,045 crore as at June 30, 2018 and March 31, 2018, respectively, associated with investments in subsidiaries and branches as it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets have not been recognized on accumulated losses of 1,906 crore and 1,936 crore as of June 30, 2018 and March 31, 2018, respectively, as it is probable that future taxable profit will be not available against which the unused tax losses can be utilized in the foreseeable future. The balances as of June 30, 2018 and March 31, 2018 excludes the accumulated losses of Disposal Groups classified as held for sale. (Refer note 2.9)

The following table provides details of expiration of unused tax losses:

(In crore)

Year	As at
June 30, 2018
2019	91
2020	240
2021	81
2022	140
2023	200
Thereafter	1,154
Total	1,906

The following table provides the details of income tax assets and income tax liabilities as at June 30, 2018 and March 31, 2018:

(In crore)

Particulars	As at
	June 30, 2018	March 31, 2018
Income tax assets	6,056	6,070
Current income tax liabilities	2,032	2,043
Net current income tax asset/ (liability) at the end	4,024	4,027

The gross movement in the current income tax asset/ (liability) for the three months ended June 30, 2018 and June 30, 2017 is as follows:

(In crore)

Particulars	Three months ended June 30,
	2018	2017
Net current income tax asset/ (liability) at the beginning	4,027	1,831
Translation differences	(2)	(1)
Income tax paid	1,428	1,205
Current income tax expense	(1,450)	(1,499)
Income tax on other comprehensive income	(1)	1
Reclassified under assets held for sale (refer note no 2.1.2)	22	–
Net current income tax asset/ (liability) at the end	4,024	1,537

The movement in gross deferred income tax assets and liabilities (before set off) for the three months ended June 30, 2018 is as follows:

(In crore)

Particulars	Carrying value as of April 1, 2018	Changes through profit and loss	Changes through OCI	Reclassified as Held for Sale	Translation difference	Carrying value as of June 30, 2018
Deferred income tax assets
Property, plant and equipment	215	4	–	–	–	219
Accrued compensation to employees	12	10	–	(3)	1	20
Trade receivables	141	6	–	–	–	147
Compensated absences	366	5	–	–	(1)	370
Post sales client support	98	2	–	–	–	100
Derivative financial instruments	13	8	–	–	–	21
Intangibles	9	–	–	–	1	10
Credits related to branch profits	341	(33)	–	–	17	325
Others	117	9	11	(5)	(9)	123
Total Deferred income tax assets	1,312	11	11	(8)	9	1,335
Deferred income tax liabilities
Intangible assets	(38)	–	–	–	(1)	(39)
Branch profit tax	(505)	62	–	–	(26)	(469)
Derivative financial instruments	(2)	(1)	–	–	–	(3)
Others	(26)	(3)	(4)	(1)	5	(29)
Total Deferred income tax liabilities	(571)	58	(4)	(1)	(22)	(540)

The movement in gross deferred income tax assets and liabilities (before set off) for the three months ended June 30, 2017 is as follows:

(In crore)

Particulars	Carrying value as of April 1, 2017	Changes through profit and loss	Changes through OCI	Reclassified as Held for Sale	Translation difference	Carrying value as of June 30, 2017
Deferred income tax assets
Property, plant and equipment	138	9	–	–	–	147
Computer software	40	1	–	–	–	41
Accrued compensation to employees	57	21	–	–	(2)	76
Trade receivables	136	(4)	–	–	–	132
Compensated absences	374	11	–	–	3	388
Post sales client support	97	(3)	–	–	–	94
Intangibles	22	1	–	–	1	24
Others	143	(5)	9	–	(1)	146
Total Deferred income tax assets	1,007	31	9	–	1	1,048
Deferred income tax liabilities
Intangible assets	(206)	12	–	–	(2)	(196)
Branch profit tax	(327)	–	–	–	1	(326)
Others	(141)	85	11	–	1	(44)
Total Deferred income tax liabilities	(674)	97	11	–	–	(566)

The tax effects of significant temporary differences that resulted in deferred income tax assets and liabilities are as follows:

(In crore)

Particulars	As at
	June 30, 2018	March 31, 2018
Deferred income tax assets after set off	1,300	1,282
Deferred income tax liabilities after set off	(505)	(541)

Deferred tax assets and deferred tax liabilities have been offset wherever the Group has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

In assessing the reliability of deferred income tax assets, the management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. The management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the Group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

2.16 REVENUE FROM OPERATIONS

Accounting policy

The company derives revenues primarily from business IT services comprising of software development and related services, consulting and package implementation and from the licensing of software products and platforms across our core and digital offerings (“together called as software related services”).

Effective April 1, 2018, the Company adopted Ind AS 115 “Revenue from Contracts with Customers” using the cumulative catch-up transition method, applied to contracts that were not completed as of April 1, 2018. In accordance with the cumulative catch-up transition method , the comparitives have not been retrospectively adjusted. The following is a summary of new and/or revised significant accounting policies related to revenue recognition. Refer Note 1 “Significant Accounting Policies,” in the Company’s 2018 Annual Report for the policies in effect for revenue prior to April 1, 2018. The effect on adoption of Ind AS 115 was insignificant.

Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services.

Arrangements with customers for software related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last invoicing to the reporting date is recognized as unbilled revenue. Revenue from fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time and where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity.Maintenance revenue is recognized ratably over the term of the underlying maintenance arrangement.

Revenues in excess of invoicing are classified as contract assets (which we refer as unbilled revenue) while invoicing in excess of revenues are classified as contract liabilities (which we refer to as unearned revenues).

In arrangements for software development and related services and maintenance services, the company has applied the guidance in Ind AS 115, Revenue from contract with customer, by applying the revenue recognition criteria for each distinct performance obligation. The arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the company has measured the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the company is unable to determine the standalone selling price, the company uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Revenue from licenses where the customer obtains a “right to use” the licenses is recognized at the time the license is made available to the customer. Revenue from licenses where the customer obtains a “right to access” is recognized over the access period. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The company has applied the principles under Ind AS 115 to account for revenues from these performance obligations. When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the performance obligation is estimated using the expected cost plus margin approach. Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably over the period in which the services are rendered.

The company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discounts/ incentives amount to each of the underlying performance obligation that results corresponds to the progress by the customer towards earning the discount/ incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The company recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs.

Deferred contract costs are incremental costs of obtaining a contract which are recognied as assets and amortized over the term of the contract.

Contract modifications are accounted for when additions, deletions or changes are approved either to the contract scope or contract price. The accounting for modifications of contracts involves assessing whether the services added to an existing contract are distinct and whether the pricing is at the standalone selling price. Services added that are not distinct are accounted for on a cumulative catch up basis, while those that are distinct are accounted for prospectively, either as a separate contract, if the additional services are priced at the standalone selling price, or as a termination of the existing contract and creation of a new contract if not priced at the standalone selling price.

The Group presents revenues net of indirect taxes in its statement of Profit and loss.

Revenues for the three months ended June 30, 2018 and June 30, 2017 are as follows:

(In crore)

Particulars	Three months ended June 30,
	2018	2017
Revenue from software services	18,203	16,161
Revenue from products and platforms	925	917
Total revenue from operations	19,128	17,078

Disaggregate revenue information

The table below presents disaggregated revenues from contracts with customers for the three months ended June 30, 2018 by geography, offerings and contract-type for each of our business segments. The Company believes that this disaggregation best depicts how the nature, amount, timing and uncertainty of our revenues and cash flows are affected by industry, market and other economic factors.

(In crore)

Particulars	Financial Services (1)	Retail (2)	Communication (3)	Energy , Utilities, Resources and Services	Manufacturing	Hi Tech	Life Sciences (4)	Others (5)	Total
Revenues by Geography
North America	3,664	2,072	1,195	1,369	982	1,370	742	81	11,475
Europe	1,162	892	482	793	791	17	486	34	4,657
India	276	7	12	1	21	35	2	142	496
Rest of the world	973	198	740	211	43	–	30	305	2,500
Total	6,075	3,169	2,429	2,374	1,837	1,422	1,260	562	19,128
Revenue by offerings
Services
Digital	1,598	925	715	628	451	454	261	61	5,093
Core	3,874	2,159	1,677	1,697	1,326	963	929	485	13,110
Subtotal	5,472	3,084	2,392	2,325	1,777	1,417	1,190	546	18,203
Products and platforms
Digital	116	72	35	13	39	4	42	10	331
Core	487	13	2	36	21	1	28	6	594
Subtotal	603	85	37	49	60	5	70	16	925
Total	6,075	3,169	2,429	2,374	1,837	1,422	1,260	562	19,128
Digital	1,714	997	750	641	490	458	303	71	5,424
Core	4,361	2,172	1,679	1,733	1,347	964	957	491	13,704
Revenues by contract type
Fixed Price	2,590	1,997	1,350	1,430	920	769	580	266	9,902
Time & Materials	3,485	1,172	1,079	944	917	653	680	296	9,226
Total	6,075	3,169	2,429	2,374	1,837	1,422	1,260	562	19,128

(1)	Financial Services include enterprises in Financial Services and Insurance
(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3)	Communication includes enterprises in Communication, Telecom OEM and Media
(4)	Life Sciences includes enterprises in Life sciences and Health care
(5)	Others include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Digital Services

Digital Services comprise of service and solution offerings of the company that enable our clients to transform their businesses. These include offerings that enhance customer experience, leverage AI–based analytics and big data, engineer digital products and IoT, modernize legacy technology systems, migrate to cloud applications and implement advanced cyber security systems.

Core Services

Core Services comprise traditional offerings of the company that have scaled and industrialized over a number of years. These primarily include application management services, proprietary application development services, independent validation solutions, product engineering and management, infrastructure management services, traditional enterprise application implementation, support and integration services.

Products & platforms

The Group also derives revenues from the sale of products and platforms including Finacle – core banking solution, Edge Suite of products, Infosys Nia - Artificial Intelligence (AI) platform which applies next-generation AI and machine learning and Infosys McCamish- insurance platform

Trade Receivables and Contract Balances

The company classifies the right to consideration in exchange for deliverables as either a receivable or as unbilled revenue.

A receivable is a right to consideration that is unconditional upon passage of time. Revenue for time and material contracts are recognised as related service are performed. Revenue for fixed price maintenance contracts is recognized on a straight line basis over the period of the contract. Revenues in excess of billings is recorded as unbilled revenue and is classified as a financial asset for these cases as right to consideration is unconditional upon passage of time .

Revenue recognition for fixed price development contracts is based on percentage of completion method. Invoicing to the clients is based on milestones as defined in the contract. This would result in the timing of revenue recognition being different from the timing of billing the customers. Unbilled revenue for fixed price development contracts is classifed as non financial asset as the contractual right to consideration is dependent on completion of contractual milestones.

Invoicing in excess of earnings are classified as unearned revenue.

Trade receivable and unbilled revenues are presented net of impairment in the consolidated statements of financial position.

The following table discloses the movement in unbilled revenue on fixed price development contracts during the three months ended June 30, 2018

(In crore)

Particulars	For the three months ended June 30, 2018
Balance as of April 1, 2018	2,798
Add : Revenue recognized during the period	1,891
Less : Invoiced during the period	1,807
Less : Impairment / (reversal) during the period	(8)
Add : Translation gain/(Loss)	150
Balance as of June 30, 2018	3,040

The following table discloses the movement in unearned revenue balances during the three months ended June 30, 2018

(In crore)

Particulars	For the three months ended June 30, 2018
Balance as of April 1, 2018	2,295
Less: Revenue recognized during the period	997
Add: Invoiced during the period but not recognized as revenues	914
Add: Translation loss / (gain)	115
Balance as of June 30, 2018	2,327

Performance obligations and remaining performance obligations

The remaining performance obligation disclosure provides the aggregate amount of the transaction price yet to be recognized as of the end of the reporting period and an explanation as to when the company expects to recognize these amounts in revenue. Applying the practical expedient as given in Ind AS 115, the company has not disclosed the remaining performance obligation related disclosures for contracts where the revenue recognized corresponds directly with the value to the customer of the entity's performance completed to date, typically those contracts where invoicing is on time and material basis. Remaining performance obligation estimates are subject to change and are affected by several factors, including terminations, changes in the scope of contracts, periodic revalidations, adjustment for revenue that has not materialized and adjustments for currency.

The aggregate value of performance obligations that are completely or partially unsatisfied as of June 30, 2018, other than those meeting the exclusion criteria mentioned above, is 40,936 crore. Out of this, the company expects to recognize revenue of around 50% within the next one year and the remaining thereafter. This includes contracts that can be terminated for convenience without a substantive penalty since, based on current assessment, the occurrence of the same is expected to be remote.

The impact on account of applying the erstwhile Ind AS 18 Revenue standard instead of Ind AS 115 Revenue from contract with customers on the financials results of the company for the three months ended and as of June 30, 2018 is insignificant. On account of adoption of Ind AS 115, unbilled revenues of 3,040 crore as of June 30, 2018 has been considered as a non financial asset.

2.17 OTHER INCOME, NET

Accounting policy

Other income is comprised primarily of interest income, dividend income, gain/loss on investment and exchange gain/loss on forward and options contracts and on translation of other assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

Foreign currency

Accounting policy

Functional currency

The functional currency of Infosys, Infosys BPM, controlled trusts, EdgeVerve and Skava is the Indian rupee. The functional currencies for other subsidiaries are their respective local currencies. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in net profit in the Consolidated Statement of Profit and Loss. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the foreign subsidiaries to the presentation currency is performed for assets and liabilities using the exchange rate in effect at the Balance Sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed off, in full, the relevant amount is transferred to net profit in the Consolidated Statement of Profit and Loss. However when a change in the parent's ownership does not result in loss of control of a subsidiary, such changes are recorded through equity.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the Balance Sheet date.

During the three months ended June 30, 2018, the company has adopted Appendix B to Ind AS 21- Foreign Currency Transactions and Advance Consideration which clarifies the date of transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income when an entity has received or paid advance consideration in a foreign currency. The effect on account of adoption of this amendment was insignificant.

Government grant

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in net profit in the Consolidated Statement of Profit and Loss on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in net profit in the Consolidated Statement of Profit and Loss over the periods necessary to match them with the related costs which they are intended to compensate.

Other income for the three months ended June 30, 2018 and June 30, 2017 is as follows:

(In crore)

Particulars	Three months ended June 30,
	2018	2017
Interest income on financial assets carried at amortized cost:
Tax free bonds and government bonds	36	36
Deposit with Bank and others	347	391
Interest income on financial assets carried at fair value through other comprehensive income:
Non-convertible debentures, certificates of deposit and commercial paper	167	203
Income on investments carried at fair value through profit or loss
Dividend income on liquid mutual fund units	–	1
Gain / (loss) on liquid mutual fund units	32	69
Exchange gains/ (losses) on foreign currency forward and options contracts	(185)	21
Exchange gains/ (losses) on translation of assets and liabilities	225	51
Miscellaneous Income, net	104	42
Total other income	726	814

2.18 EXPENSES

(In crore)

Particulars	Three months ended June 30,
	2018	2017
Employee benefit expenses
Salaries including bonus	10,133	9,074
Contribution to provident and other funds	226	201
Share based payments to employees (Refer note no. 2.11)	44	46
Staff welfare	59	45
	10,462	9,366
Cost of software packages and others
For own use	212	219
Third party items bought for service delivery to clients	333	221
	545	440
Other expenses
Repairs and maintenance	272	295
Power and fuel	60	49
Brand and marketing	96	93
Operating lease payments (refer to note 2.19)	126	129
Rates and taxes	36	49
Consumables	10	8
Insurance	17	15
Provision for post-sales client support	1	10
Commission to non-whole time directors	2	3
Impairment loss recognized / (reversed) under expected credit loss model	71	(2)
Contributions towards Corporate Social responsibility	74	47
Others	62	56
	827	752

2.19 LEASES

Accounting policy

Leases under which the group assumes substantially all the risks and rewards of ownership are classified as finance leases. When acquired, such assets are capitalized at fair value or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognized as an expense on a straight line basis in net profit in the Consolidated Statement of Profit and Loss over the lease term.

The lease rentals charged during the period is as follows:

(In crore)

Particulars	Three months ended June 30,
	2018	2017
Lease rentals recognized during the period	126	129

The obligations on long-term, non-cancellable operating leases payable as per the rentals stated in the respective agreements are as follows:"

(In crore)

Future minimum lease payable	As at
	June 30, 2018	March 31, 2018
Not later than 1 year	477	456
Later than 1 year and not later than 5 years	1,426	1,388
Later than 5 years	904	874

The operating lease arrangements, are renewable on a periodic basis and for most of the leases extend upto a maximum of ten years from their respective dates of inception and relates to rented premises. Some of these lease agreements have price escalation clauses.

2.20 EMPLOYEE BENEFITS

Accounting policy

Gratuity

The Group provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees of Infosys and its Indian subsidiaries. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law.

The Group recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability/(asset) are recognized in other comprehensive income and are not reclassified to Consolidated Statement of Profit or Loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments is recognized in the Consolidated Statement of Profit and Loss.

Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

In respect of Indian subsidiaries, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the eligible employee and the respective companies make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The Companies have no further obligation to the plan beyond its monthly contributions.

Superannuation

Certain employees of Infosys, Infosys BPM and EdgeVerve are participants in a defined contribution plan. The Group has no further obligations to the plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

2.20.1 Gratuity

The following tables set out the funded status of the gratuity plans and the amounts recognized in the Group's financial statements as at June 30, 2018 and March 31, 2018:

(In crore)

Particulars	As at
	June 30, 2018	March 31, 2018
Change in benefit obligations
Benefit obligations at the beginning	1,201	1,117
Service cost	39	150
Interest expense	22	73
Remeasurements - Actuarial (gains)/ losses	(1)	(59)
Transfer in	–	28
Benefits paid	(31)	(107)
Reclassified under held for sale (refer note no 2.1.2)	–	(1)
Benefit obligations at the end	1,230	1,201
Change in plan assets
Fair value of plan assets at the beginning	1,216	1,195
Interest income	23	80
Remeasurements- Return on plan assets excluding amounts included in interest income	1	13
Contributions	23	35
Benefits paid	(29)	(107)
Fair value of plan assets at the end	1,234	1,216
Funded status	4	15
Prepaid gratuity benefit	32	43
Accrued gratuity	(28)	(28)

Amount for the three months ended June 30, 2018 and June 30, 2017 recognized in the consolidated statement of Profit and Loss under employee benefit expense:

(In crore)

Particulars	Three months ended June 30,
	2018	2017
Service cost	39	38
Net interest on the net defined benefit liability/asset	(1)	(2)
Curtailment gain	–	–
Net gratuity cost	38	36

Amount for the three months ended June 30, 2018 and June 30, 2017 recognized in the consolidated statement of other comprehensive income:

(In crore)

Particulars	Three months ended June 30,
	2018	2017
Remeasurements of the net defined benefit liability/ (asset)
Actuarial (gains) / losses	(1)	7
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability/(asset)	(1)	(3)
	(2)	4

(In crore)

Particulars	Three months ended June 30,
	2018	2017
(Gain)/loss from change in demographic assumptions	(4)	–
(Gain)/loss from change in financial assumptions	(27)	20
(Gain)/loss from experience adjustment	30	(13)
	(1)	7

The weighted-average assumptions used to determine benefit obligations as at June 30, 2018 and March 31, 2018 are set out below:

Particulars	As at
	June 30, 2018	March 31, 2018
Discount rate	7.9%	7.5%
Weighted average rate of increase in compensation levels	8.0%	8.0%

The weighted-average assumptions used to determine net periodic benefit cost for the three months ended June 30, 2018 and June 30, 2017 are set out below:

Particulars	Three months ended June 30,
	2018	2017
Discount rate	7.5%	6.9%
Weighted average rate of increase in compensation levels	8.0%	8.0%
Weighted average duration of defined benefit obligation	6.1 years	6.1 years

Assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India.

The Company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards. The discount rate is based on the government securities yield.

Sensitivity of significant assumptions used for valuation of defined benefit obligation:

(in crore)

Impact from percentage point increase / decrease in	As at June 30, 2018
Discount rate	59
Weighted average rate of increase in compensation levels	51

Sensitivity to significant actuarial assumptions is computed by varying one actuarial assumption used for the valuation of the defined benefit obligation by one percentage, keeping all other actuarial assumptions constant. In practice, this is not probable, and changes in some of the assumptions may be correlated.

Gratuity is applicable only to employees drawing a salary in Indian rupees and there are no other significant foreign defined benefit gratuity plans.

The Company contributes all ascertained liabilities towards gratuity to the Infosys Limited Employees' Gratuity Fund Trust. In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees Gratuity Fund Trust, respectively. Trustees administer contributions made to the trust. As at June 30, 2018 and March 31, 2018, the plan assets have been primarily invested in insurer managed funds.

Actual return on assets for the three months ended June 30, 2018 and June 30, 2017 were 24 crore and 24 crore, respectively.

The Group expects to contribute 141 crore to the gratuity trusts during the remainder of fiscal 2019.

Maturity profile of defined benefit obligation:

(In crore)

Within 1 year	187
1-2 year	193
2-3 year	207
3-4 year	218
4-5 year	225
5-10 years	1,101

2.20.2 Provident fund

Infosys has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors and in most cases the actual return earned by the Company has been higher in the past years. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by Actuarial Society of India and based on the assumptions provided below there is no shortfall as at June 30, 2018 and March 31, 2018, respectively.

The details of fund and plan asset position are as follows:

(In crore)

Particulars	As at
	June 30, 2018	March 31, 2018
Plan assets at period end, at fair value	5,265	5,160
Present value of benefit obligation at period end	5,265	5,160
Asset recognized in Balance Sheet	–	–

The plan assets have been primarily invested in government securities.

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

Particulars	As at
	June 30, 2018	March 31, 2018
Government of India (GOI) bond yield	7.90%	7.50%
Remaining term to maturity of portfolio	6.2 years	5.9 years
Expected guaranteed interest rate	8.55%	8.55%

The Group contributed 129 crore and 116 crore during the three months ended June 30, 2018 and June 30, 2017, respectively. The same has been recognized in the Consolidated Statement of Profit and Loss under the head employee benefit expense.

2.20.3 Superannuation

The Group contributed 49 crore and 42 crore during the three months ended June 30, 2018 and June 30, 2017, respectively and the same has been recognized in the Consolidated Statement of Profit and Loss under the head employee benefit expense.

The provident plans are applicable only to employees drawing a salary in Indian rupees and there are no other significant foreign defined benefit plans.

2.20.4 Employee benefit costs include:

(In crore)

Particulars	Three months ended June 30,
	2018	2017
Salaries and bonus(1)	10,284	9,172
Defined contribution plans	71	63
Defined benefit plans	107	131
	10,462	9,366

(1)	Includes a employee stock compensation expense of 44 crore and 46 crore for the three months ended June 30, 2018 and June 30, 2017, respectively.

2.21 RECONCILIATION OF BASIC AND DILUTED SHARES USED IN COMPUTING EARNINGS PER SHARE

Accounting policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

Particulars	Three months ended June 30,
	2018	2017
Basic earnings per equity share - weighted average number of equity shares outstanding(1)	2,17,33,28,621	2,28,56,57,604
Effect of dilutive common equivalent shares - share options outstanding	20,26,557	14,00,544
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	217,53,55,178	228,70,58,148

(1) Excludes treasury shares

For the three months ended June 30, 2018, no options to purchase equity shares had an anti-dilutive effect.

For the three months ended June 30, 2017, 2,64,886 number of options to purchase equity shares had an anti-dilutive effect.

2.22 CONTINGENT LIABILITIES AND COMMITMENTS

(In crore)

Particulars	As at
	June 30, 2018	March 31, 2018
Contingent liabilities :
Claims against the Company, not acknowledged as debts(1)	3,303	4,802
[Amount paid to statutory authorities 6,551 crore (6,551 crore)]
Commitments :
Estimated amount of contracts remaining to be executed on capital contracts and not provided for (net of advances and deposits)	1,382	1,452
Other commitments*	67	81

*Uncalled capital pertaining to investments

(1)	As at June 30, 2018, claims against the Group not acknowledged as debts in respect of income tax matters amounted to 3,043 crore. These matters are pending before various Appellate Authorities and the management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Group's financial position and results of operations.

Amount paid to statutory authorities against the above tax claims amounted to 6,540 crore.

Subsequent to March 31, 2018, the Supreme Court of India ruled favorably in respect of certain income tax claims which have been given effect in the above disclosure of claims as of June 30, 2018.

The Company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Company’s management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the Company’s results of operations or financial condition.

2.23 RELATED PARTY TRANSACTIONS

List of related parties:

Name of subsidiaries	Country	Holdings as at
		June 30, 2018	March 31, 2018
Infosys Technologies (China) Co. Limited (Infosys China)	China	100%	100%
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)	Mexico	100%	100%
Infosys Technologies (Sweden) AB. (Infosys Sweden)	Sweden	100%	100%
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)	China	100%	100%
Infosys Tecnologia DO Brasil LTDA. (Infosys Brasil)	Brazil	100%	100%
Infosys Nova Holdings LLC. (Infosys Nova)	U.S.	100%	100%
EdgeVerve Systems Limited (EdgeVerve)	India	100%	100%
Lodestone Management Consultants GmbH(1)	Austria	100%	100%
Skava Systems Pvt. Ltd. (Skava Systems)	India	100%	100%
Kallidus Inc. (Kallidus)	U.S.	100%	100%
Infosys Chile SpA(2)	Chile	100%	100%
Infosys Arabia Limited(3)	Saudi Arabia	70%	70%
Infosys Americas Inc., (Infosys Americas)	U.S.	100%	100%
Infosys Technologies (Australia) Pty. Limited (Infosys Australia)(4)	Australia	100%	100%
Infosys Public Services, Inc. USA (Infosys Public Services)	U.S.	100%	100%
Infosys Canada Public Services Ltd.(5)(6)	Canada	–	–
Infosys BPM Limited (formerly Infosys BPO Limited)	India	99.98%	99.98%
Infosys (Czech Republic) Limited s.r.o.(7)	Czech Republic	99.98%	99.98%
Infosys Poland, Sp z.o.o(7)	Poland	99.98%	99.98%
Infosys McCamish Systems LLC (7)	U.S.	99.98%	99.98%
Portland Group Pty Ltd(7)	Australia	99.98%	99.98%
Infosys BPO Americas LLC.(7)	U.S.	99.98%	99.98%
Infosys Consulting Holding AG (Infosys Lodestone)	Switzerland	100%	100%
Lodestone Management Consultants Inc.(8)(17)	U.S.	–	100%
Infosys Management Consulting Pty Limited(8)	Australia	100%	100%
Infosys Consulting AG(8)	Switzerland	100%	100%
Infosys Consulting GmbH(8)	Germany	100%	100%
Infosys Consulting SAS(8)	France	100%	100%
Infosys Consulting s.r.o.(8)	Czech Republic	100%	100%
Lodestone Management Consultants Co., Ltd.(8)	China	100%	100%
Infy Consulting Company Ltd(8)	U.K.	100%	100%
Infy Consulting B.V.(8)	The Netherlands	100%	100%
Infosys Consulting Sp. z.o.o(8)	Poland	100%	100%
Lodestone Management Consultants Portugal, Unipessoal, Lda. (8)	Portugal	100%	100%
S.C. Infosys Consulting S.R.L.(8)	Romania	100%	100%
Infosys Consulting S.R.L.(8)	Argentina	100%	100%
Infosys Consulting (Belgium) NV (formerly Lodestone Management Consultants (Belgium) S.A.)(9)	Belgium	99.90%	99.90%
Infosys Consulting Ltda.(9)	Brazil	99.99%	99.99%
Panaya Inc. (Panaya)	U.S.	100%	100%
Panaya Ltd.(10)	Israel	100%	100%
Panaya GmbH(10)	Germany	100%	100%
Panaya Japan Co. Ltd(4)(10)	Japan	100%	100%
Noah Consulting LLC (Noah)(11)	U.S.	–	–
Noah Information Management Consulting Inc. (Noah Canada)(12)	Canada	–	–
Brilliant Basics Holdings Limited (Brilliant Basics)(13)	U.K.	100%	100%
Brilliant Basics Limited(14)	U.K.	100%	100%
Brilliant Basics (MENA) DMCC(14)	Dubai	100%	100%
Infosys Consulting Pte Limited (Infosys Singapore)(1)	Singapore	100%	100%
Infosys Middle East FZ LLC(15)	Dubai	100%	100%
WongDoody Holding Company Inc. (WongDoody) (16)	U.S.	100%	–
WDW Communications, Inc(18)	U.S.	100%	–
WongDoody, Inc(18)	U.S.	100%	–

(1)	Wholly-owned subsidiary of Infosys Limited
(2)	Incorporated effective November 20, 2017
(3)	Majority owned and controlled subsidiary of Infosys Limited
(4)	Under liquidation
(5)	Wholly owned subsidiary of Infosys Public Services, Inc.
(6)	Liquidated effective May 9, 2017
(7)	Wholly owned subsidiary of Infosys BPM
(8)	Wholly owned subsidiaries of Infosys Consulting Holding AG (formerly Lodestone Holding AG)
(9)	Majority owned and controlled subsidiaries of Infosys Consulting Holding AG (formerly Lodestone Holding AG)
(10)	Wholly owned subsidiary of Panaya Inc.
(11)	Liquidated effective November 9, 2017
(12)	Wholly owned subsidiary of Noah. Liquidated effective December 20, 2017
(13)	On September 8, 2017, Infosys acquired 100% of the voting interests in Brilliant Basics Holding Limited
(14)	Wholly-owned subsidiary of Brilliant Basics Holding Limited.
(15)	Wholly-owned subsidiary of Infosys Consulting Pte Ltd
(16)	On May 22, 2018, Infosys acquired 100% of the voting interest in WongDoody
(17)	Liquidated effective May 17, 2018
(18)	Wholly-owned subsidiary of WongDoody

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

Associate

During the year ended March 31, 2018, the Company has written down the entire carrying value of the investment in its associate DWA Nova LLC amounting to 71 crore. DWA Nova LLC has been liquidated w.e.f November 17, 2017

List of other related party

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys BPM Limited Employees' Superannuation Fund Trust (formerly Infosys BPO Limited Employees Superannuation Fund Trust)	India	Post-employment benefit plan of Infosys BPM
Infosys BPM Limited Employees' Gratuity Fund Trust (formerly Infosys BPO Limited Employees' Gratuity Fund Trust)	India	Post-employment benefit plan of Infosys BPM
EdgeVerve Systems Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of EdgeVerve
EdgeVerve Systems Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of EdgeVerve
Infosys Employees Welfare Trust	India	Controlled trust
Infosys Employee Benefits Trust	India	Controlled trust
Infosys Science Foundation	India	Controlled trust

Refer note no. 2.20 for information on transactions with post-employment benefit plans mentioned above.

List of key management personnel

Whole-time directors

Salil Parekh appointed as Chief Executive Officer and Managing Director effective January 2, 2018. The appointment is for a term of 5 years with effect from January 2, 2018 to January 1, 2023 and the remuneration is approved by shareholders through postal ballot dated February 20, 2018.

U. B. Pravin Rao, Chief Operating officer appointed as Interim-Chief Executive Officer and Managing Director effective August 18, 2017. Subsequently he stepped down as the interim CEO and Managing Director effective January 2, 2018 and will continue as Chief Operating Officer and a whole-time director of the Company.

Dr. Vishal Sikka resigned as Chief Executive Officer and Managing Director effective August 18, 2017 and as Executive Vice Chairman effective August 24, 2017

Non-whole-time directors

Nandan M. Nilekani (appointed as Non-Executive, Non-Independent Chairman effective August 24, 2017)

Ravi Venkatesan (resigned from his position as Co-Chairman effective August 24, 2017 and resigned as member of the Board effective May 11, 2018)

Kiran Mazumdar-Shaw

Roopa Kudva

Dr. Punita Kumar-Sinha

D. N. Prahlad

D. Sundaram (appointed effective July 14, 2017)

Prof. Jeffrey Lehman, (resigned effective August 24, 2017)

R. Seshasayee (resigned effective August 24, 2017)

Prof. John Etchemendy (resigned effective August 24, 2017)

Executive Officers

M. D. Ranganath, Chief Financial Officer

Mohit Joshi, President

Rajesh K. Murthy, President (appointed effective October 13, 2016 and resigned effective January 31, 2018)

Ravi Kumar S, President and Deputy Chief Operating Officer

Sandeep Dadlani, President (resigned effective July 14, 2017)

Krishnamurthy Shankar, Group Head - Human Resources

Gopi Krishnan Radhakrishnan - Acting General Counsel (resigned effective June 24, 2017)

Inderpreet Sawhney, Group General Counsel and Chief Compliance Officer (appointed as executive officer effective July 14, 2017)

Company Secretary

A. G. S. Manikantha

Transaction with key management personnel:

The table below describes the compensation to key managerial personnel which comprise directors and executive officers:

(In crore)

Particulars	Three months ended June 30,
	2018	2017
Salaries and other employee benefits to whole-time directors and executive officers (1)	24	26
Commission and other benefits to non-executive/independent directors	2	3
Total	26	29

(1)	Total employee stock compensation expense for the three months ended June 30, 2018 and June 30, 2017 includes a charge of 9 crore and 12 crore, respectively towards key managerial personnel.(Refer to note 2.11)

2.24 SEGMENT REPORTING

Ind AS 108 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Group's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance.

During the three months ended June 30, 2018, the Company internally reorganized some of its business segments to deepen customer relationships, improve focus of sales investments and increase management oversight. Consequent to the internal reorganization, there were changes in the reportable business segments based on “Management approach” as defined under Ind AS 108, Operating Segments. Therefore, enterprises in Insurance which was earlier considered under the Life Sciences, Healthcare and Insurance business segment are now considered under the Financial Services business segment and enterprises in Communication, Telecom OEM and Media which was earlier under Energy & Utilities, Communication and Services is now shown as a separate business segment. Segmental operating income has changed in line with these as well as changes in the allocation method. The CODM evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the accounting policies.

Business segments of the Group are primarily enterprises in Financial Services and Insurance, enterprises in Manufacturing, enterprises in Retail, Consumer Packaged Goods and Logistics, enterprises in the Energy, Utilities, Resources and Services, enterprises in Communications, Telecom OEM and Media, enterprises in Hi-Tech, enterprises in Life Sciences and Healthcare and all other segments. The Financial services reportable segments has been aggregated to include the Financial Services operating segment and Finacle operating segment because of the similarity of the economic characteristics. All other segments represent the operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services. Consequent to the above change in the composition of reportable business segments, the prior year comparatives for three months ended June 30, 2017 have been restated.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for 'all other segments' represents revenue generated by Infosys Public services and revenue generated from customers located in India, Japan and China and other enterprises in Public services. Allocated expenses of segments include expenses incurred for rendering services from the Company's offshore software development centres and on-site expenses, which are categorized in relation to the associated efforts of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. The management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Group.

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Disclosure of Revenue by geographic locations has been given in note 2.16 Revenue from operations.

Business Segments

Three months ended June 30, 2018 and June 30, 2017:

(In crore)

Particulars	Financial Services	Retail	Communication	Energy, Utilities, Resources and Services	Manufacturing	Hi Tech	Life Sciences	All other segments	Total
Revenue from operations	6,075	3,169	2,429	2,374	1,837	1,422	1,260	562	19,128
	5,631	2,774	2,151	1,932	1,588	1,250	1,126	626	17,078
Identifiable operating expenses	3,259	1,601	1,265	1,261	1,026	786	666	337	10,201
	2,902	1,399	1,068	971	925	689	567	349	8,870
Allocated expenses	1,254	622	494	489	400	248	240	206	3,953
	1,188	604	422	412	396	226	205	193	3,646
Segmental operating income	1,562	946	670	624	411	388	354	19	4,974
	1,541	771	661	549	267	335	354	84	4,562
Unallocable expenses									437
									451
Other income, net (Refer to note 2.17)									726
									814
Share in net profit/(loss) of associate, including impairment									–
									(71)
Reduction in the fair value of Disposal Group held for sale (Refer to note 2.1.2)									270
									–
Profit before tax									4,993
									4,854
Tax expense									1,381
									1,371
Profit for the period									3,612
									3,483
Depreciation and amortization expense									436
									450
Non-cash expenses other than depreciation and amortization									271
									1

Significant clients

No client individually accounted for more than 10% of the revenues in the three months ended June 30, 2018 and June 30, 2017.

2.25 FUNCTION WISE CLASSIFICATION OF CONSOLIDATED STATEMENT OF PROFIT AND LOSS

(In crore)

Particulars	Note no	Three months ended June 30,
		2018	2017
Revenue from operations	2.16	19,128	17,078
Cost of Sales		12,288	10,900
Gross profit		6,840	6,178
Operating expenses
Selling and marketing expenses		1,005	888
General and administration expenses		1,298	1,179
Total operating expenses		2,303	2,067
Operating profit		4,537	4,111
Reduction in the fair value of Disposal Group held for sale		(270)	–
Other income, net	2.17 and 2.1.2	726	814
Profit before non controlling interest / Share in net profit / (loss) of associate		4,993	4,925
Share in net profit/(loss) of associate, including impairment	2.23	–	(71)
Profit before tax		4,993	4,854
Tax expense:
Current tax	2.15	1,450	1,499
Deferred tax	2.15	(69)	(128)
Profit for the period		3,612	3,483
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset	2.20 and 2.15	1	(3)
Equity instruments through other comprehensive income, net	2.4 and 2.15	4	–
		5	(3)
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net	2.10 and 2.15	9	(66)
Exchange differences on translation of foreign operations		87	107
Fair value changes on investments, net	2.4 and 2.15	(45)	27
		51	68
Total other comprehensive income, net of tax		56	65
Total comprehensive income for the period		3,668	3,548
Profit attributable to:
Owners of the Company		3,612	3,483
Non-controlling interests		–	–
		3,612	3,483
Total comprehensive income attributable to:
Owners of the Company		3,668	3,548
Non-controlling interests		–	–
		3,668	3,548

for and on behalf of the Board of Directors of Infosys Limited

Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

D. Sundaram Director	M. D. Ranganath Chief Financial Officer	A. G. S. Manikantha Company Secretary

Bengaluru July 13, 2018

INDEPENDENT Auditor’s Report on audit of interim consolidated financial results

To The Board of Directors of Infosys Limited

1.	We have audited the accompanying Statement of Consolidated Financial Results of INFOSYS Limited (“the Company”) and its subsidiaries (the Company and its subsidiaries together referred to as “the Group”) for the quarter ended June 30, 2018 (“the Statement”), being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as modified by Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016.

This Statement, which is the responsibility of the Company’s Management and approved by the Board of Directors, has been compiled from the related interim consolidated financial statements which has been prepared in accordance with Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under Section 133 of the Companies Act, 2013, read with relevant rules issued thereunder and other accounting principles generally accepted in India. Our responsibility is to express an opinion on the Statement based on our audit of such interim consolidated financial statements.

2.	We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the Statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the Statement. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the Statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal financial controls relevant to the Company’s preparation and fair presentation of the Statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal financial controls. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by the Management, as well as evaluating the overall presentation of the Statement.

We believe that the audit evidence obtained by us, is sufficient and appropriate to provide a basis for our audit opinion.

3.	In our opinion and to the best of our information and according to the explanations given to us, the Statement:

a.	includes the results of the subsidiaries as given in the Annexure to this report;

b.	is presented in accordance with the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 as modified by Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016; and

c.	gives a true and fair view in conformity with the aforesaid Indian Accounting Standards and other accounting principles generally accepted in India of the consolidated profit and total comprehensive income for the period and other financial information of the Group for the quarter ended June 30, 2018.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

Bengaluru, July 13, 2018	P. R. RAMESH Partner (Membership No.70928)

Annexure to Auditors’ Report

List of Subsidiaries;

1.	Infosys BPM Limited
2.	Infosys Technologies (China) Co. Limited
3.	Infosys Technologies S. de R. L. de C. V.
4.	Infosys Technologies (Sweden) AB.
5.	Infosys Technologies (Shanghai) Company Limited
6.	Infosys Tecnologia DO Brasil LTDA.
7.	Infosys Public Services, Inc.
8.	Infosys Americas Inc.,
9.	Infosys (Czech Republic) Limited s.r.o.
10.	Infosys Poland Sp z.o.o
11.	Infosys McCamish Systems LLC
12.	Portland Group Pty Ltd
13.	Infosys BPO Americas LLC.
14.	Infosys Technologies (Australia) Pty. Limited
15.	EdgeVerve Systems Limited
16.	Infosys Consulting Holding AG
17.	Lodestone Management Consultants Inc. (Liquidated on May 17, 2018)
18.	Infosys Management Consulting Pty Limited
19.	Infosys Consulting AG
20.	Infosys Consulting (Belgium) NV
21.	Infosys Consulting GmbH
22.	Infosys Consulting Pte Ltd.
23.	Infosys Consulting SAS
24.	Infosys Consulting s.r.o.
25.	Lodestone Management Consultants GmbH
26.	Lodestone Management Consultants Co., Ltd.
27.	Infy Consulting Company Limited
28.	Infy Consulting B.V.
29.	Infosys Consulting Ltda.
30.	Infosys Consulting Sp. Z.o.o.
31.	Lodestone Management Consultants Portugal,Unipessoal, Lda
32.	S.C. Infosys Consulting S.R.L.
33.	Infosys Consulting S.R.L.
34.	Infosys Nova Holdings LLC.
35.	Panaya Inc.
36.	Panaya Limited.
37.	Panaya GmbH
38.	Panaya Japan Co. Ltd.
39.	Skava Systems Pvt. Ltd.
40.	Kallidus Inc.
41.	Infosys Chile SpA
42.	Brilliant Basics Holdings Limited
43.	Brilliant Basics Limited
44.	Brilliant Basics (MENA) DMCC
45.	Infosys Arabia Limited
46.	Infosys Middle East FZ LLC
47.	Infosys Science Foundation

Annexure to Auditors’ Report

List of Subsidiaries;

48.	Infosys Employees’Welfare Trust
49.	Infosys Employee Benefits Trust
50.	Wong Doody Holding Company Inc.(Acquired on May 22, 2018)
51.	WDW Communications Inc. (Acquired on May 22, 2018)
52.	Wongdoody Inc. (Acquired on May 22, 2018)